2001

Annual Report


time: 8:12 am

CHANGING THE COURSE OF CARE

i-STAT Corporation



Cartridge Volume (thousands)
55
409
964
2,104
3,157
4,552
6,047
7,941
9,829
11,835
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01



i-STAT Installed Base
173
706
2,038
4,227
6,700
9,281
12,301
16,406
21,297
26,096
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01



Cartridge Volume vs Cost
Cost Per Cartridge
Volume Produced (thousands)
$20
$15
$10
$5
12,000
9,000
6,000
3,000
0
'93 '94 '95 '96 '97 '98 '99 '00 '01

May 1999

Cumulative cartridge volume surpasses

20 Million



March 2000

i-STAT becomes the first company in history to offer blood gas, electrolyte, metabolite, glucose and coagulation testing on a single platform with the addition of the Celite® ACT coagulation test, once again significantly expanding the market opportunity

June 2000

Cumulative cartridge volume surpasses

30 Million



Oct. 2000

i-STAT places 20,000th analyzer

May 2001

Cumulative cartridge volume surpasses

40 Million



Oct. 2001

i-STAT places 25,000th analyzer



Company Profile

i-STAT Corporation is transforming health care delivery with diagnostic tools that make patient care more effective, more efficient and less costly. Our unique biosensor technology, based upon principles from the semiconductor industry, offers significant advantages over existing alternatives, and enables caregivers to work in ways that were never before possible.

Our Mission

Our mission is to improve the quality and lower the cost of patient care while creating value for our shareholders by restructuring the delivery of blood analysis to the point of patient care.

i-STAT Milestones



Oct. 1992

i-STAT launches the world's first hand-held analyzer capable of performing a panel of critical blood analysis on two drops of blood in under two minutes

Sept. 1994

Cumulative cartridge volume surpasses

1 Million


i-STAT
6+

Oct. 1994

i-STAT® System test menu is expanded to include blood gas analysis, thereby nearly tripling the size of the addressable market



Oct. 1997

Cumulative cartridge volume surpasses

10 Million



April 1998

i-STAT places 10,000th analyzer

Sept. 1998

i-STAT and Abbott Laboratories enter into worldwide marketing and product development agreement



AS THE POINT-OF-CARE MARKET EXPANDS, WE WILL REGULARLY ASSESS EVERY OPPORTUNITY TO ENSURE THE FOUNDATION WE HAVE BUILT CONTINUES TO GROW AND THRIVE.

To Our Shareholders, Caregivers and Business Associates:

time: 1992

> "We intend to establish a new standard of care in diagnosis and the monitoring of therapy by enabling physicians and nurses to perform blood analysis immediately at the patient's bedside."
>
> **William P. Moffitt**
> PRESIDENT AND CHIEF EXECUTIVE OFFICER



When this pronouncement was first made in our 1992 Annual Report, some people felt it was extremely ambitious. September of this year marks the 10 year anniversary of our first steps toward fulfilling that goal: the introduction of the i-STAT System to hospitals and health care professionals in the United States. It is both gratifying and humbling to report that the paradigm shift in patient care we sought is now happening around the world with our products in use every 2 1/2 seconds.

When we first introduced our technology into the marketplace, there were many who felt point-of-care testing was too limited in capability for widespread, routine use. However, we have more than pushed the boundaries of that initial assessment. By presenting our value proposition and delivering on our commitments to quality, service, and continued product development, we have shown medical professionals that point-of-care testing delivers the benefits we forecasted. We also have cultivated active partnerships with industry organizations, regulatory agencies and thought leaders, and provided education about methods for restructuring existing blood analysis operations around a point-of-care testing model. Today, we are the recognized leader in one of the fastest growing segments of the diagnostics market, with point-of-care blood gas and electrolyte testing clearly acknowledged by the medical profession as the standard of care.

A study released in June, 2001 from Enterprise Analysis Corporation (Stamford, CT), and reported in *Clinical Lab Products* in December, shows that our market share in these two areas increased from 46% in 1999 to 54% in 2001. Perhaps even more insightful was the study's affirmation of our belief that the market's true potential is yet to be realized. Over 70 percent of hospitals surveyed anticipate purchasing point-of-care blood analysis products over the next year alone. It has never been more obvious that the future of blood analysis is at the patient's side, and we are well positioned to further expand our leadership role in what has become a revolution in patient care.


Industry Overview

Point of Care — Critical Care

Blood gas and electrolyte testing continue to grow


1999
2001
Other
Roche
2%
4%
46%
8%
3%
18%
4%
9%
6%
Radiometer
8%
Nova
3%
IL
14%
Bayer
3%
AVOX
4%
Diametrics
7%
5%
2%
i-STAT
54%

Our ongoing investments in research and development continue to generate encouraging possibilities for increasing the breadth of our technology platform. Just recently we submitted a 510(K) application to the United States Food and Drug Administration for clearance to market a new assay for measuring Prothrombin Time, a test used to monitor patients on anticoagulant drug therapy. In the last year we also developed prototype products for a class of tests called immunoassays. A clinical trial is currently underway for Troponin I, a test used to diagnose cardiac injury. Already it has shown a level of sensitivity that is expected from instruments in a laboratory setting, but which to date has been unattainable from other methods when performed at the patient bedside. We are increasingly confident that we will be able to develop a commercially viable Troponin I test, as well as additional cardiac markers and immunoassay tests based on the cartridge design used for Troponin I. With each new test and category we add to the i-STAT System, we further demonstrate the power of our technology and the value of a single platform for point-of-care testing.

Turning to the Company's financial performance in 2001, cartridge utilization grew approximately 20% to nearly 12 million units, and our annual revenue increased to $58.8 million. Our net loss for the year was approximately $23.2 million, but this included expenses of $10.5 million for the settlement of a patent infringement dispute with Nova Biomedical Corporation. Although we strongly disagreed with the claims in this long-standing case, it was a distraction to our management resources that we are pleased to have behind us despite the unfortunate short-term cost.

Other factors affecting our financial performance in 2001 were a decline in gross profit of approximately 24 percent, primarily related to a decrease in cartridge average selling prices, and the elimination of research and development reimbursements from Abbott associated with a research project we are now pursuing alone. We also took a charge of $1.7 million in the fourth quarter of 2001 to write-off and replace a quantity of cartridges that had failed to meet our quality standards.

Looking forward to 2002 and beyond

As the point-of-care market continues to expand, building and sustaining our market share is critical to future shareholder returns. And while our strategic alliance with Abbott and other marketing agreements provide widespread distribution of i-STAT products throughout the world, we recognize that market leadership isn't something that is easily delegated. So we will continue to work closely with our partners and customers, and re-assess every opportunity to ensure the foundation we have built continues to grow and thrive.

Late in the year, we obtained $30 million in new financing through the private placement of Preferred Stock with affiliates of Cerberus Capital Management, L.P. These funds will be used to further our new product research and development programs, expand our manufacturing capacity, further our marketing efforts, and provide general working capital. In December, we also welcomed two new members to the i-STAT Board of Directors, Sam H. Eletr, Ph.D and Daniel R. Frank, and look forward to the unique strengths they will bring to the i-STAT team in the years ahead. Unfortunately, Stephen D. Chubb, who has been a member of our Board of Directors for the past three years, has informed us that because of the demands of his other responsibilities, he will not stand for re-election to the Board at our upcoming Annual Meeting of Stockholders. Our sincerest thanks are expressed to Steve for his contributions to the Company during his tenure on our Board.

In closing, we are confident that our technology is giving caregivers the edge they need to proactively change the course of their patients' care. The next few pages in this report chronicle the impact the i-STAT System makes on a daily basis in just two of the over six thousand organizations who use it. Regardless of the setting, if immediate answers will make a difference in the quality and delivery of care, the scenario is the same — and i-STAT is there.

All of us at i-STAT extend our appreciation for your continued support and confidence. I look forward to reporting on our progress in the year ahead.

Sincerely,

William P. Moffitt

William P. Moffitt
PRESIDENT AND CHIEF EXECUTIVE OFFICER

The right tests, at the right place, at the right time.



Huntsville Hospital is North Alabama's oldest and largest medical center, and has grown over the past century into one of the largest, not-for-profit, community-owned hospitals in the country. Today, the 901-bed facility is the regional referral center for the entire Tennessee Valley, providing comprehensive care in over 65 medical specialities.

Huntsville began using the i-STAT System 6 years ago, recognizing the simplicity, efficiency and speed it could offer their clinicians. Even under the best circumstances, traditional testing was often too slow to facilitate real-time diagnoses. With blood analysis being performed at the patient's side in a number of settings, the Huntsville care team has enjoyed a chain reaction of faster decisions, more efficient medicine and ultimately greater patient satisfaction.

"We don't do 'routine' testing anymore. We've been able to change that practice because i-STAT allows us to get tests when we need them, and we can act on the results immediately. This has allowed us to expedite treatment of our patients. I also think it has decreased the number of lab tests that each patient gets. This is very important in an area like the NICU where there is often stress imposed on premature babies just from obtaining a sufficient sample for testing."

Kathie Krause
DIRECTOR OF WOMEN'S SERVICES & NEONATAL UNIT



"For patients on a heart/lung machine, it is critical for us to know certain values right away. As an example, if potassium is too high, the heart can start to beat when it shouldn't – or if it is low when we need the heart to beat, a pacemaker may be required. And knowing that a patient has an adequate hemoglobin level is critical when weaning them from cardiopulmonary bypass. i-STAT has allowed us to make decisions without delay. It used to take over 20 minutes to get results back, at best, and that would definitely hold things up as well as lead to possible complications in the patient's condition."

Stan Riley, M.D.
CARDIOVASCULAR SURGEON

Huntsville Hospital


time: 3:40 am



"The faster we can assess our patients and institute our protocols and treatments, the less complications they have, therefore decreasing their length of stay. When testing used to take 45 minutes to an hour for some of our patients, it could mean the difference between life and death. So we would have to make a lot of assumptions about a patient's condition while we waited. i-STAT has enabled us to get critical test results in just 120 seconds. We don't have to 'guess' anymore – we have the definitive information we need in which to treat the patient."

Susan Chance-Sirmone
NURSE MANAGER OF THE SURGICAL TRAUMA INTENSIVE CARE UNIT



"Because we are able to get test results rapidly, the time elapsed for care has significantly decreased. One of our goals is to extubate patients in six hours or less. We've been able to do that for over 2 years, and getting rapid blood gas results is one of the main reasons for that accomplishment. In the past, we'd wait a long time and the physicians often had to leave to attend other patients. Now the entire care team can work concurrently and make decisions and interventions as needed without delay."

Julie Carlyle
NURSE MANAGER OF THE CARDIOVASCULAR INTENSIVE CARE UNIT



"Our focus has been to do the right thing with the patient at the bedside, and facilitate better hands-on care. We are very convinced that blood testing at the bedside with i-STAT meets this criteria because it provides immediate results – allowing our physicians to make immediate decisions, and allowing the nurses to rapidly respond to what our patients need."

L. Joe Austin
CHIEF EXECUTIVE OFFICER
HUNTSVILLE HOSPITAL

Sentara Healthcare was named the Top Integrated Health Network in the United States for 2001, encompassing six hospitals, three outpatient health care campuses and more than 70 care giving sites in southeastern Virginia and northeastern North Carolina. One of the hospitals, Sentara Norfolk General, has also been recognized as one of the top 50 hospitals for cardiac surgery and cardiology by *US News and World Report.*

Sentara's point-of-care testing program currently has over 3000 users who now perform testing previously done in central and satellite laboratories. A small dedicated staff from the centralized clinical laboratory provides training, oversight and administration on a system-wide basis for the over 100 i-STAT analyzers used to obtain blood gas, chemistry, glucose, hematocrit and hemoglobin results. The cooperative effort by the entire health care professional team has allowed Sentara to achieve great success in improving the quality and timeliness of their patient care.



"i-STAT allows timely interventions that benefit the patient, which also can significantly reduce the resources and number of tests needed to provide care. For example, our therapists can now actively make adjustments to a patient's ventilator settings, then do a test to confirm that the acid base status has been corrected – all in real time. It could end up being hours before a patient variance was corrected when we had to send tests to the Blood Gas laboratory."

Paul Garbarini, MS RRT
CLINICAL SPECIALIST RESPIRATORY CARE
SENTARA SOUTHSIDE HOSPITAL



"Patient care is no longer dependent on a single individual or group to perform laboratory testing. i-STAT has allowed us to move a number of urgently needed tests to the patient bedside where results can be quickly obtained and acted upon. And it has helped rebuild a good interface between the laboratory and clinical units – with greater understanding of the issues the lab faces such as regulations and quality control, and the caregivers need for immediate answers."

Lou Ann Wyer, MT (ASCP)
CLINICAL SPECIALIST, POCT/QM
SENTARA LABORATORY SERVICES

Sentara Healthcare


CHESAPEAKE BEACH
RESCUE SQUAD
4
time: 5:03 pm

"In many cases, a life depends on what we do quickly. With the i-STAT System, we're able to respond to what the patient needs right in the room – our physicians merely have to speak an order and we're able to obtain the specimen, do the test and give them the results – and afterwards all the paperwork is done automatically because we can download everything into the hospital's computer system. We don't have to go through a lot of steps entering orders or waiting, so it saves everyone a lot of time."

Linda Baker
NURSE MANAGER, SENTARA VIRGINIA BEACH GENERAL HOSPITAL



"The chief complaint from our patients is being on the ventilator too long with a tube down their throat. By changing medications and getting lab results quicker, we have gone from about 11½ hours to our goal of 6 hours for many of our patients. With i-STAT, our nurses can draw samples, test them at the bedside and make changes according to our clinical pathways without having to leave the room – so the quality of care to the patient has gone up. We've easily shaved an hour to an hour and a half off of our turnaround time for testing."

Marina M. Dawson
MANAGER, CARDIOVASCULAR THORACIC ICU, SENTARA NORFOLK GENERAL HOSPITAL



"We use i-STAT as our preadmission testing tool, so most of our patients don't need to make an extra trip to the hospital just to have testing done before surgery. In the morning they come in, we quickly run tests to make sure they're stable, and they go right into surgery. This better utilizes everyone's time, has made our life a lot simpler, and helped us increase our efficiencies in many ways."

Mary Lee Magnus, RN
DIRECTOR, SURGICAL SERVICES
SENTARA LEIGH HOSPITAL

Changing the course of patient care through immediate access to comprehensive blood analysis at the patient's bedside.

Immediate response time is a basic fundamental requirement in many care settings. However, to meet that requirement all the tools required for rapid and accurate diagnosis and treatment need to be accessible and capable of performing at the speed of care.

In thousands of health care institutions around the world, caregivers and patients alike are enjoying a chain reaction of faster decisions, more efficient medicine, and better outcomes because of the i-STAT System. Considering that imbalances in vital functions can threaten life in a matter of minutes, access to critical blood tests right at the patient's side ensures the most appropriate course of treatment is always within reach.

Customer Benefits

- Portable, accurate and reliable blood analysis
- Takes cost out of the health care system
- Unit-use disposable cartridges assure ease of use and reliability
- Broadest menu of critical care blood tests on a single analyzer
- Integrates testing information into laboratory and hospital information systems
- Maintenance-free

Report of Management

The financial statements of i-STAT Corporation were prepared by Management, who is responsible for their integrity and objectivity. The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America applied on a consistent basis and, as such, include certain estimates based on informed judgements of Management.

Management is further responsible for maintaining a system of internal accounting controls, designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with established policies and procedures. Management believes that these control processes are adequate to accomplish the objectives discussed.

PricewaterhouseCoopers LLP, independent accountants, were engaged to audit the consolidated financial statements of the Company and to issue a report thereon. The audit by PricewaterhouseCoopers LLP was conducted in accordance with generally accepted auditing standards in the United States of America which included a review of internal accounting controls to the extent they considered necessary in expressing an opinion on the consolidated financial statements.

i-STAT's Board of Directors is responsible for assuring that Management fulfills its responsibilities in the preparation of the consolidated financial statements. The Board selects the independent accountants and submits their appointment to the stockholders for ratification. The Audit Committee of the Board of Directors reviews the scope of the audits, the procedures used and the accounting principles applied in financial reporting.

The Audit Committee, comprised solely of outside directors, meets at least four times a year with the independent accountants and financial management to review the activities of each and to ensure that each is properly discharging its responsibilities. The independent accountants meet with the Audit Committee, without Management present, to discuss results of the audit, the adequacy of the internal accounting controls and the quality of the financial reporting. The Audit Committee also meets, without the independent accountants or Management present, to discuss the quality of the accounting principles applied in the preparation of the Company's financial statements and significant judgements affecting the financial statements.

William P. Moffitt
President and Chief Executive Officer

Report of Independent Accountants

To the Board of Directors and Stockholders of i-STAT Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of i-STAT Corporation and its subsidiary (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 26, 2002

The selected consolidated financial data set forth below has been derived from the audited financial statements of the Company. The consolidated financial statements of the Company as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, together with the notes thereto and the related report of PricewaterhouseCoopers LLP, independent accountants, are included elsewhere in this Report. The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements, related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

In thousands of dollars, except share and per share data	Years Ended December 31,				
	2001	2000	1999	1998	1997
Statement of Operations Data:					
Net revenues	$ 58,832	$ 55,037	$ 45,225	$ 39,101	$ 37,840
Cost of products sold	48,108	40,951	36,401	30,664	30,962
Research and development	8,040	7,944	7,506	7,281	6,721
General and administrative	7,182	6,983	7,264	7,152	5,761
Sales and marketing	9,043	7,784	8,293	12,956	13,020
Litigation settlements	10,491	1,500	—	—	—
Write-down of certain fixed assets	1,124	—	—	—	—
Consolidation of operations	—	—	70	1,115	—
Operating loss	(25,156)	(10,125)	(14,309)	(20,067)	(18,624)
Other income, net	795	1,763	1,507	1,672	1,651
Loss before income taxes	(24,361)	(8,362)	(12,802)	(18,395)	(16,973)
Income tax benefit	(1,141)	(867)	—	—	—
Net loss	(23,220)	(7,495)	(12,802)	(18,395)	(16,973)
Accretion of Preferred Stock	(1,734)	—	—	—	—
Dividends of Preferred Stock	(133)	—	—	—	—
Net loss available to Common Stockholders	(25,087)	(7,495)	(12,802)	(18,395)	(16,973)
Basic and diluted net loss per share available to Common Stockholders	($1.33)	($0.43)	($0.83)	($1.32)	($1.38)
Shares used in computing basic and diluted net loss per share available to Common Stockholders	18,920,956	17,512,083	15,475,893	13,912,175	12,358,828

In thousands of dollars	As of December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Cash and cash equivalents	$ 43,112	$ 19,536	$ 25,575	$ 38,390	$ 32,914
Working capital	48,082	21,521	31,958	44,605	38,697
Total assets	75,889	59,934	58,124	68,906	59,170
Accumulated deficit	(220,185)	(196,965)	(189,470)	(176,668)	(158,273)
Total stockholders' equity	$ 34,604	$ 41,052	$ 44,663	$ 54,660	$ 53,045

Background and Overview

The Company, which was incorporated in Delaware in 1983, together with its wholly-owned subsidiary, i-STAT Canada Limited, develops, manufactures and markets medical diagnostic products for blood analysis that provide health care professionals with immediate and accurate critical, diagnostic information at the point of patient care. The Company's current products, known as the *i-STAT® System*, consist of portable, hand-held analyzers and single-use disposable cartridges, each of which simultaneously performs different combinations of commonly ordered blood tests in approximately two minutes. The *i-STAT System* also includes peripheral components that enable the results of tests to be transmitted by infrared means to both a proprietary information system for managing the user's point-of-care testing program and to the user's information systems for billing and archiving.

The *i-STAT System* currently performs blood tests for sodium, potassium, chloride, glucose, creatinine, urea nitrogen, hematocrit, ionized calcium, lactate, Celite® ACT (activated clotting time), arterial blood gases, and bicarbonate, and derives certain other values, such as total carbon dioxide, base excess, anion gap, hemoglobin and O_2 saturation, by calculation from the tests performed. The Company continues to engage in research and development in order to improve its existing products and develop new products based on the *i-STAT System* technology. The Company is currently developing three additional tests for the measurement of coagulation: kaolin ACT, partial thromboplastin time ("aPTT"), and prothrombin time ("PT"). Assuming timely regulatory approvals, the Company expects to begin commercial introduction of the kaolin ACT and PT tests during the second half of 2002. The Company also is conducting research and development on cardiac marker tests. In the fourth quarter of 2000, the Company introduced the *i-STAT® 1 Analyzer*. The *i-STAT 1 Analyzer* permits a customer to run all i-STAT cartridges as well as Abbott MediSense® glucose strips on one integrated hand-held device. The *i-STAT 1 Analyzer* also incorporates a number of enhancements, including a bar code reader, an improved user interface, and an enhanced data management system which, in conjunction with a central data management system developed by the Company, enhances the customer's ability to centrally manage a widely distributed point-of-care testing program.

Prior to November 1, 1998, the Company marketed and distributed its products in the United States and Canada principally through its own direct sales and marketing organization, in Japan through Japanese marketing partners, in Europe through Hewlett-Packard Company ("HP") and in Mexico, South America, China, Australia, and certain other Asian and Pacific Rim countries, through selected distribution channels. On September 2, 1998, the Company entered into a long-term sales, marketing and research alliance with Abbott Laboratories ("Abbott"), which, among other things, since November 1, 1998, has altered significantly the manner in which the Company markets and sells its products worldwide. The majority of the Company's revenues are now derived from Abbott. See "Alliance with Abbott Laboratories", below, for a description of the Company's agreements with Abbott.

Results of Operations

The Company generated total net revenues of approximately $58.8 million, $55.0 million and $45.2 million in 2001, 2000 and 1999, including international revenues (as a percentage of worldwide revenues) of $14.6 million (24.9%), $15.1 million (27.5%) and $13.8 million (30.5%), respectively. Total net revenues from Abbott represented approximately 84.3%, 83.5% and 78.5% of the Company's worldwide total net revenues for 2001, 2000 and 1999, respectively.

The $3.8 million (6.9%) increase in total net revenues from 2000 to 2001 was primarily due to the increased sales volume of the Company's cartridges and sales of the *i-STAT 1 Analyzer* which was introduced in December 2000, partially offset by the elimination of research and development reimbursements from Abbott during 2001. Cartridge sales volume increased 20.4% to 11,835,075 units in 2001 from 9,829,225 units in 2000. Increased cartridge revenue from the increase in sales volume was partially offset by a decrease in worldwide average selling prices per cartridge from $3.69 in 2000 to $3.38 in 2001. The decrease in worldwide average selling prices is primarily a function of the pricing arrangements under the strategic alliance with Abbott, which produces lower average selling prices as volume increases, and the impact of discounting by Abbott to its customers in the United States. For the foreseeable future, cartridge average selling prices are expected to continue to decline because of the product pricing arrangements applicable under the strategic alliance between the Company and Abbott. (See "Alliance with Abbott

Laboratories".) Worldwide analyzer sales volume increased 1.4% to 4,371 units in 2001 from 4,311 units in 2000. Worldwide analyzer revenue increased 19.9% in 2001 primarily because of sales of the new, higher priced *i-STAT 1 Analyzer*. During 2001, the Company did not receive any research and development reimbursements from Abbott. The Company had received approximately $2.7 million of research and development reimbursements from Abbott in 2000.

The $9.8 million (21.7%) increase in total net revenues from 1999 to 2000 was primarily due to increased shipment volume of the Company's cartridges, reflecting higher cartridge consumption by existing hospital users and the addition of new hospital users. Cartridge shipments increased 23.8% to 9,829,225 units in 2000 from 7,941,115 units in 1999. Revenues from the increased cartridge shipments were partially offset by lower worldwide average selling prices per cartridge, which declined from approximately $3.84 to $3.69 in the same periods. Total net revenues in 2000 and 1999 also include approximately $3.6 million ($2.7 million of research and development reimbursements and $0.9 million of sales and marketing reimbursements) and $2.4 million ($1.7 million of research and development reimbursements and $0.7 million of sales and marketing reimbursements), respectively, from Abbott.

The manufacturing costs (as a percentage of product sales) associated with product sales in 2001, 2000 and 1999 were approximately $48.1 million (83.7%), $41.0 million (79.7%) and $36.4 million (85.0%), respectively. Cost of products sold as a percentage of product sales generally decreases with increased shipment volume of the Company's cartridges and improvements in manufacturing productivity and yields. However, despite an increase in shipment volume, cost of products sold as a percentage of product sales were higher in 1999 due to manufacturing process problems. The Company took a charge in the second and third quarters of 1999 totaling $2.1 million to write-off inventory caused by quality problems with material supplied by a vendor. The Company generated higher than normal manufacturing efficiency gains in the third quarter of 1999 in rebuilding its inventory, which had a favorable, and partially offsetting impact on cost of products sold, as a percentage of product sales. The Company experienced a second manufacturing problem in the fourth quarter of 1999, also caused by defective material from the same supplier, which resulted in a write-off of approximately $0.9 million of work-in-process inventory and a reduced level of production. Reduced levels of production and higher than normal scrap levels continued into the first quarter of 2000. Cost of products sold, as a percentage of product sales, subsequently improved during 2000 due to the rebuilding of cartridge inventories, which caused fixed manufacturing costs to be spread over a larger number of product units and improvements in cartridge production yields. In 2001, despite an increase in shipment volume, manufacturing costs as a percentage of product sales increased primarily as a result of lower average selling prices per unit and a charge of $1.7 million recorded in the fourth quarter of 2001, which was related to the write-off of certain cartridges in inventory and the replacement of certain cartridges in the field that exhibited a higher than usual quality check rejection rate. Although the matter has been resolved, the Company does expect to incur an additional charge of approximately $1.6 million in the first quarter of 2002 for product that was produced in 2002.

The Company incurred research and development expenses (as a percentage of total net revenues) of approximately $8.0 million (13.7%), $7.9 million (14.4%) and $7.5 million (16.6%) in 2001, 2000 and 1999, respectively. Research and development expenses consist of costs associated with the personnel, material, equipment and facilities necessary to conduct new product development. Research and development expenditures may increase over the next three years. The amount and timing of such increase will depend upon numerous factors including the level of activity at any point in time, the breadth of the Company's development objectives and the success of its development programs. Revenues from Abbott of approximately $2.7 million and $1.8 million for research and development activities are included in net revenues in 2000 and 1999, respectively. There were no research and development revenues from Abbott in 2001 and Abbott currently is not funding any of the Company's research and development programs.

The Company incurred general and administrative expenses (as a percentage of total net revenues) of approximately $7.2 million (12.2%), $7.0 million (12.7%) and $7.3 million (16.1%) in 2001, 2000 and 1999, respectively. General and administrative expenses consist primarily of salaries and benefits of personnel, office costs, legal and other professional fees and other costs necessary to support the Company's infrastructure.

The Company incurred sales and marketing expenses (as a percentage of total net revenues) of approximately $9.0 million (15.4%), $7.8 million (14.1%) and $8.3 million (18.3%) in 2001, 2000 and 1999, respectively. Sales and marketing expenses consist primarily of salaries, commissions, benefits, travel, business development and similar expenditures for sales representatives, implementation coordinators and international marketing support, as well as order entry, product distribution, technical services, clinical affairs, product literature, market research, and other sales infrastructure costs. The increase in 2001 is primarily related to an increase in sales and marketing personnel. Included in revenues are amounts reimbursed by Abbott for services performed by the implementation coordinators, approximating $0.9 million, $0.9 million and $0.7 million in 2001, 2000 and 1999, respectively. Each of the Company and Abbott have the right to terminate the alliance at the end of 2003, if either party gives twelve months notice at the end of 2002. The alliance may be extended, as described below (see "Alliance with Abbott Laboratories"). The Company is currently evaluating Abbott's performance, and may not continue the alliance after 2003. Consequently, sales and marketing expenses may increase significantly in 2002 and 2003 as the Company begins to rebuild the infrastructure necessary to assume primary responsibility for sales and marketing activities.

Investment income was approximately $0.9 million, $1.6 million and $1.5 million in 2001, 2000 and 1999, respectively. The changes in investment income primarily reflect changes in the level of cash and cash equivalent balances and interest rates.

In the fourth quarter of 2001, the Company incurred a charge of $1,124,000 related to the write-down of certain fixed assets located at the Company's Canadian facility, which were associated with certain projects that had not been completed. The write-down is a result of the Company's decision not to pursue certain projects as lower cost alternative methods were found. The carrying values of the assets have been reduced to their net realizable values, which is based on their estimated sales price less any selling costs.

In 2001 and 2000, the New Jersey Economic Development Authority approved the Company's application to sell New Jersey State income tax benefits under the New Jersey Technology Tax Transfer Program (the "Program"). During the fourth quarters of 2001 and 2000, the Company recognized $1,141,000 and $867,000, respectively, from the sale of these tax benefits. The Program requires that the Company maintain certain employment levels in New Jersey and that the proceeds from the sale of the tax benefits be spent in New Jersey. There is no guarantee that the Company will qualify for this Program in the future or that the Program will not be terminated by the State of New Jersey. At December 31, 2001, the Company had net operating loss carryforwards of approximately $102,510,000 for New Jersey income tax purposes, which expire in varying amounts through 2008.

In 2001, the Company recorded accretion of Preferred Stock of approximately $1,734,000 and dividends on Preferred Stock of approximately $133,000. The accretion of Preferred Stock relates to the issuance by the Company of Series C Redeemable Convertible Preferred Stock (the "Series C Stock") in August 2001, which was subsequently redeemed in December 2001, and the issuance of Series D Redeemable Convertible Preferred Stock (the "Series D Stock") in December 2001. Both the Series C Stock and the Series D Stock were initially recorded at their relative fair values and net of allocated issuance expenses. The accretion recorded by the Company reflects the amortization of the difference between the net fair value and the redemption (or stated) value of such stock. The Company recorded the Series C Stock, related Warrants and Common Stock issued in the transaction at their net relative fair values of $18.8 million, $3.0 million and $11.0 million, respectively, which were determined by an independent, third party appraisal firm and were net of aggregate issuance expenses of $1.3 million. The Series C Stock was accreted from its net relative fair value on the date of issuance of approximately $18.8 million to its redemption value on November 29, 2001 of approximately $20.5 million. The resulting accretion of approximately $1.7 million is shown as Accretion of Preferred Stock below the net loss in the Company's 2001 Consolidated Statements of Operations. The Company recorded the Series D Stock and the Warrants to purchase Common Stock (the "Series D Warrants") issued in the transaction at their net relative fair values of $25.2 million and $2.5 million, respectively, which were determined by an independent, third party appraisal firm and were net of aggregate issuance expenses of $2.3 million. The Series D Stock is being accreted over a period of ten years from its net relative fair value on the date of issuance of approximately $25.2 million to its stated value of $30.0 million. The resulting accretion of $0.036 million is shown below net loss in the Company's 2001 Consolidated Statements of Operations.

In addition, the Series D Stock carries a dividend. The Company recorded a dividend at its fair value of approximately $133,000 for the period the Series D Stock was outstanding during December 2001. The dividend was not paid in cash, but was accrued and added to the liquidation preference of the Series D Stock. The dividend is either accrued or payable in cash quarterly, at the option of the Company. Also included in the accretion of Preferred Stock is a $3.7 million charge recorded in the third and fourth quarters of 2001 relating to the beneficial conversion feature associated with the Series C Stock. This $3.7 million charge was subsequently reversed in December 2001 as a result of the Company's redemption of the Series C Stock on December 6, 2001.

In January 1998, the Company decided to consolidate all its cartridge assembly operations in its manufacturing facility in Ontario, Canada. In order to facilitate this move, the Company relocated its cartridge assembly operation from Plainsboro, New Jersey, to its manufacturing facility in Ontario, Canada. The relocation of cartridge assembly commenced in June 1998 and was completed in April 1999. As a result of this consolidation of operations, 66 employees in the cartridge assembly operations were notified during the first quarter of 1998 that their employment would be terminated. In addition, the Company's lease for its instrument operations, engineering, customer support, selected research and development, marketing and administrative facility in Princeton, New Jersey, expired in September 1998. The Company relocated these activities to a 37,474 square foot leased facility in East Windsor, New Jersey. The product distribution operations formerly located in the Company's Plainsboro, New Jersey facility were relocated to the Company's East Windsor, New Jersey facility in early 1999. The charge to earnings in 1998 for these relocations, including severance and retention payments to affected employees of $1.0 million, for the physical move of equipment, rent and utilities on the unoccupied Plainsboro facility until that lease expired in February 1999, and for miscellaneous costs was approximately $1.1 million. An additional charge to earnings of approximately $0.1 million occurred in 1999. Retention payments were charged to expense over the retention period.

Net loss available to Common Stockholders in 2001 increased to approximately $25.1 million, or $1.33 per share, from approximately $7.5 million, or $0.43 per share in 2000. Net loss in 2000 decreased to approximately $7.5 million or $0.43 per share, from approximately $12.8 million or $0.83 per share in 1999. The weighted average number of shares used in computing basic and diluted net loss per share was 18.92 million, 17.51 million and 15.48 million in 2001, 2000 and 1999, respectively. The increases in the weighted average number of shares primarily reflect the conversion of 2,138,702 shares of Series B Preferred Stock into 2,138,702 shares of Common Stock in March 2000, the issuance of 1,480,000 shares of Common Stock in August 2001, and the exercise of employee stock options in each year. The weighted average shares used in computing the basic losses per share do not include any potentially dilutive instruments, such as options, warrants or Convertible Preferred Stock, as such inclusion would be anti-dilutive (i.e., decrease the net loss per share).

The principal factors contributing to the large increase in net loss from 2000 to 2001 were the absence of Abbott research and development reimbursements discussed previously (a $2.7 million difference); the decrease in average selling prices for cartridges sold through Abbott; increases in manufacturing costs (also discussed previously); and $10.5 million in payments made by the Company in settlement of the intellectual property litigation discussed below.

Contingencies

The Company was a defendant in a case entitled Nova Biomedical Corporation, Plaintiff v. i-STAT Corporation, Defendant. The complaint, which was filed in the United States District Court for the District of Massachusetts on June 27, 1995, alleged infringement by the Company of Nova Biomedical Corporation's ("Nova") U.S. Patent No. 4,686,479 (the "Patent"). In February 1998, the Court entered summary judgment in favor of the Company on the issue of patent infringement. The plaintiff appealed the dismissal to the Federal Circuit. The Federal Circuit affirmed two of the grounds of the dismissal (proper interpretation of the Patent and that the Company does not literally infringe), but remanded the case to the District Court with instructions to reconsider whether the Company's device performs a certain measurement in a substantially equivalent way to a method covered by the Patent, and therefore infringes under the "doctrine of equivalents." A jury trial was scheduled for July 2001. Management concluded that the uncertainty inherent in any jury trial as well as the drain on the Company's resources merited a resolution of this lawsuit. Accordingly, on July 26, 2001 the Company entered into a license agreement and a settlement agreement under which the Company agreed to pay Nova approximately $10.5 million, which was recorded as a charge in the second quarter of 2001. Pursuant to the agreements, $6.5 million was paid on July 26, 2001, a retroactive royalty of $0.5 million was paid on August 14, 2001 for the period of January 1, 2001 through June 30, 2001, and $3.5 million plus interest was due to be paid over one year in equal quarterly installments, pursuant to a secured promissory note. The promissory note was prepaid on August 3, 2001. The license agreement provides for the payment to Nova of a royalty equal to 4% of the invoice price of products sold in the United States after January 1, 2001, which products determine hematocrit levels according to any method used by the Company prior to December 31, 2000, as well as any method covered by the Patent. The royalties are payable through the life of the Patent (July 22, 2005). The Company has commercialized products that determine hematocrit levels using a method that was not used by the Company prior to December 31, 2000 and which the Company believes is not covered by the Patent. Consequently, the Company does not believe that it owes any additional royalties to Nova. On February 28, 2002, Nova filed a demand for arbitration claiming that the method by which the Company's products determine hematocrit are covered under the Patent and the license agreement. Nova is seeking royalties from July 1, 2001 to date. If the Company is unsuccessful in defending its position in the arbitration and does not develop new methods that do not utilize the covered technology, it may be forced to continue to pay royalties to Nova through the life of the Patent and $0.6 million in respect of products sold through December 31, 2001. The Company plans to defend this matter vigorously.

The Company was a defendant in a case entitled Customedix Corporation, Plaintiff v. i-STAT Corporation, Defendant. The complaint, which was filed in the United States District Court for the District of Connecticut on December 26, 1996, alleged infringement by i-STAT of Customedix's U.S. Patent No. 4,342,964. The plaintiff sought injunctive relief and an accounting for i-STAT's profits and the damages to Customedix from such alleged infringement. The Company was prepared to contest the case vigorously, did not believe that it had infringed the Customedix patent and had obtained an opinion from recognized patent counsel to the effect that no infringement had occurred. However, management concluded that the uncertainty inherent in any litigation as well as the drain on management's time and the Company's resources merited an out-of-court resolution of this lawsuit. Accordingly, on June 14, 2000, the Company entered into a settlement agreement under which the Company paid the plaintiff $1.5 million and the plaintiff agreed to permanently withdraw the complaint and to release the Company from any and all claims of whatsoever nature that the plaintiff may have had against the Company, whether under the referenced Patent or otherwise. A charge in the amount of $1.5 million was recorded in the second quarter of 2000 in connection with the settlement of this litigation.

The Company and Abbott are in disagreement over the amount of money Abbott is entitled to for the sharing of certain cartridge production cost savings resulting from an increase in sales volume. This disputed item relates to different interpretations of certain terms of the Distribution Agreement between Abbott and the Company. If this disagreement is not resolved amicably, under the Distribution Agreement between the Company and Abbott it must be resolved through binding arbitration. Management of the Company believes that Abbott's position on this issue in dispute is without merit and that, in the event that this issue is resolved through arbitration, the Company will not incur any additional liability to Abbott. The disagreement regarding the sharing of certain cartridge production cost savings resulting from an increase in sales volume over the past three years is approximately $1.0 million at December 31, 2001, and if this matter is resolved in favor of Abbott, which management of the Company believes is unlikely, the Company's cost of goods sold would increase by up to the amount in dispute. Such adjustment would be made when, and if, it is determined that an unfavorable outcome to the Company is probable.

Liquidity and Capital Resources

At December 31, 2001, the Company had cash and cash equivalents of approximately $43.1 million, an increase of approximately $23.6 million from the December 31, 2000 balance of approximately $19.5 million. The increase primarily reflects the receipt of approximately $42.1 million, net, from several financing activities, including the private placement of 1,480,000 shares of Common Stock and 30,000 shares of Series D Stock; and from employee stock option exercises. In January 2001, the Company also received $5.2 million from Abbott representing the fourth and final installment of prepayments against future incremental cartridge sales (as defined in the Distribution Agreement with Abbott). The increase in cash from financing activities was offset by approximately $13.7 million of cash used in operating activities (net of the receipt of $5.2 million from Abbott in January 2001) and equipment purchases of approximately $4.5 million. Working capital increased by approximately $26.6 million from $21.5 million to $48.1 million during 2001. Changes in working capital during the year primarily reflect the increase in cash and cash equivalents of $23.6 million, a reduction of approximately $2.0 million in inventories, an increase of $1.1 million in other current assets due to the timing of the receipt of cash related to the sale of New Jersey State income tax benefits under the Program, and a decrease in current deferred revenue of $10.1 million related to the incremental cartridge sales prepayment earned by Abbott in 2001, offset by an increase of approximately $6.5 million in the net amount of related party accounts payable and accounts receivable.

During the first quarter of each year under the Abbott Distribution Agreement, the Company and Abbott conduct a reconciliation of the annual prepayments made by Abbott against future incremental cartridge sales. The reconciliation for 2001 resulted in a credit due to Abbott of approximately $10.2 million. As a result of this credit due to Abbott at December 31, 2001, the net balance is a liability in the amount of $2.7 million (comprised of gross receivables of

$7.5 million offset by a credit balance owed to Abbott of $10.2 million) and is classified as "Accounts payable to related party" within short-term liabilities.

The Company expects its existing cash and cash equivalents to be sufficient to meet its obligations and its liquidity and capital requirements for the foreseeable future. However, numerous factors may change this expectation, including the results of its marketing and sales activities, its new product development efforts, manufacturing difficulties, manufacturing efficiencies and plant expansion plans, competitive conditions and long-term strategic decisions (including the continuation or termination of the Abbott alliance). The Company regularly monitors capital raising alternatives in order to take advantage of opportunities to supplement its current working capital upon favorable terms, including joint ventures, strategic corporate partnerships or other alliances and the sale of equity and/or debt securities. The Company does not have any debt or capital leases.

On March 16, 2000, Agilent Technologies, Inc. converted and sold its holding of 2,138,702 shares of the Company's Series B Preferred Stock (formerly held by Hewlett-Packard Company) into 2,138,702 shares of Common Stock and accordingly, is no longer a related party for financial statement purposes.

At December 31, 2001, the Company had available for Federal income tax purposes net operating loss carryforwards of approximately $184.3 million, which expire in varying amounts through 2021. The timing and manner in which the operating loss carryforwards are utilized in any year by the Company may be limited by Section 382 of the Internal Revenue Code. Given that significant uncertainty exists regarding the realizability of the Company's deferred tax assets, a full valuation allowance is recorded.

International sales are invoiced and paid in U.S. dollars. However, the cartridge price received from international partners, including Abbott, may be affected by changes in the value of the U.S. dollar relative to local currencies because the price paid by customers to the Company's partners is set in local currencies. When the value of foreign currencies changes with respect to the U.S. dollar, the price paid by the Company's partners to the Company changes due to the foreign exchange conversion of local currency prices. However, price reductions may be limited by guaranteed U.S. dollar minimum prices established for each cartridge.

The Company's cartridge manufacturing is conducted through i-STAT Canada. Most manufacturing labor and overhead costs of this subsidiary are incurred in Canadian dollars, while some raw material purchases are made in U.S. dollars. The Canadian operation is primarily funded by payments in U.S. dollars made by the U.S. parent Company for cartridges purchased for resale to its customers. In 2001, the accumulated other comprehensive loss related to foreign currency translation increased by approximately $1.1 million to approximately $2.4 million, and reflects the adjustment to translate the Canadian subsidiary's balance sheet to U.S. dollars at the December 31, 2001 exchange rate. Since most of the cartridge manufacturing expenses are incurred in Canadian dollars, the cost of products sold and therefore, the Company's consolidated results of operations and cash flows can be impacted by a change in exchange rates between the Canadian dollar and the U.S. dollar.

The impact of inflation on the Company's business has been minimal and is expected to be minimal for the near-term.

Financings Concluded in 2001

In August 2001, the Company closed a $34.1 million private placement with several institutional investors. In this financing the Company issued 1,480,000 shares of Common Stock at $9.218 per share, 20,464 shares of Series C Stock at $1,000 per share, and six year warrants to purchase up to 1,295,000 shares of Common Stock at $10.139 per share (the "Series C Warrants"). The Series C Warrants are callable by the Company if the closing price of the Company's Common Stock is greater than $16.50 for ten consecutive business days. If the Company calls the Series C Warrants, then the Company must issue replacement warrants of equal quantity at a strike price of $19.25 and with a term equal to the remaining term on the initial Series C Warrants.

At the time of issuance the Series C Stock was deemed to have a "beneficial conversion feature" because the conversion price of the Series C Stock would reflect a twelve percent discount to the fair market value of the Common Stock. The beneficial conversion feature was calculated on August 3, 2001, the commitment date, and was approximately $3.7 million. The beneficial conversion feature was accreted into the Series C Stock from the date of issuance through November 29, 2001.

In December 2001, the Company elected to redeem all outstanding shares of Series C Stock at their face value, thus leaving no Series C Stock outstanding. As a result of the redemption of the Series C Stock, approximately $20.5 million was returned to the holders and Series C Warrants representing 555,000 shares of Common Stock were cancelled. As a result of the redemption of the Series C

Stock, the accretion related to the "beneficial conversion feature" of $3.7 million was reversed. Thus, the Company's 2001 Consolidated Statements of Operations does not include any accretion related to the "beneficial conversion feature" of the Series C Stock. In December 2001, as a result of the issuance of the Series D Stock (see below), and pursuant to applicable anti-dilution provisions, the Series C Warrants were adjusted from 740,000 shares of Common Stock at a strike price of $10.139 per share, to 937,857.51 shares at a strike price of $8.00 per share.

In December 2001, the Company closed a $30 million private placement with affiliates of Cerberus Capital Management, L.P. (collectively, "Cerberus"). In this financing, the Company issued 30,000 shares of Series D Stock with a stated value of $1,000 per share and an 8% preferential dividend and six-year warrants to purchase up to 937,500 shares of Common Stock at $8.00 per share (the "Series D Warrants"). The Series D Stock is mandatorily redeemable in December 2011 and may be redeemed by the Company any time after December 2007 (at a price equal to the stated value plus accrued and unpaid dividends). The Series D Stock may be converted into Common Stock at the holders' option at a conversion price of $8.00 per share of Common Stock, subject to certain ownership level restrictions described below and subject to customary anti-dilution protection adjustments. At the closing of the issuance of Series D Stock, such shares were convertible into 3.75 million shares of the Company's Common Stock without giving effect to the ownership level restrictions. This number increases to the extent that the Company elects to accrue the dividend.

No holder of the Series D Stock and Series D Warrants may convert or exercise its securities into shares of the Company's Common Stock if after the conversion, such holder, together with any of its affiliates, would beneficially own over the ownership limitation percentage set by the Company, initially 14.99%. Under certain circumstances, the restrictions for Cerberus may be eased so that it will be entitled to convert or exercise its securities into shares of Common Stock if after the conversion it does not beneficially own in excess of 34% of the outstanding shares of the Company's Common Stock. These restrictions are eased as certain restrictions on Abbott's ownership levels ease or terminate. Absent these limitations, Cerberus' current ownership would represent the right to acquire approximately 26.7% of the outstanding voting securities of the Company at December 31, 2001. These limitations do not prevent the holders from acquiring and selling shares of the Company's Common Stock within these limitations. Cerberus is entitled to appoint one person to the Company's Board of Directors for so long as it holds 10% of the outstanding securities of the Company on a fully diluted basis.

Holders of the Series D Stock have a right of first refusal to participate in certain financings proposed to be consummated by the Company for so long as such holders hold at least 15% of the fully diluted securities of the Company outstanding immediately after the closing of the Series D financing.

Holders of the Series D Stock are entitled to receive a cumulative dividend of 8% of the liquidation preference, payable quarterly. The dividends may be paid in cash, or accrue and be added to the liquidation preference, becoming payable in cash upon redemption or payable in Common Stock upon conversion. During the periods that the Common Stock trades at or above $15.00 per share for 45 consecutive trading days, the dividend rate will be reduced to 2%, and if during subsequent periods the Common Stock trades below $10.00 per share for 45 consecutive trading days, the dividend rate will adjust back to 8%.

At December 31, 2001, the liquidation preference amount of the Series D Stock is $30.1 million, comprised of the stated value of $30.0 million plus accrued and unpaid dividends of approximately $0.1 million, and the Series D Stock is convertible into approximately 3.767 million shares of Common Stock at a conversion price of $8.00 per share of Common Stock.

Alliance with Abbott Laboratories

On September 2, 1998, the Company and Abbott entered into agreements (the "Alliance Agreements") providing for a long-term sales, marketing and research alliance. The Alliance Agreements comprise a Distribution Agreement, a Research Agreement, a Stock Purchase Agreement, a Standstill Agreement and a Registration Rights Agreement. Distribution under the Distribution Agreement commenced in the United States on November 1, 1998. A subsequent international rollout commenced in various countries during the second half of 1999. As a result of the Distribution Agreement, the majority of the Company's revenues are now derived from Abbott. The primary objective of the Abbott alliance was to strengthen the Company's product marketing and distribution capability and accelerate the development of new products.

Under the Distribution Agreement, Abbott has become, subject to the then existing rights of the Company's other international distributors, the exclusive worldwide distributor of the Company's hand-held blood analyzer products (including cartridges) and any new products the Company may develop for use in the professionally attended human heath care delivery market. Abbott has assumed the Company's product sales to U.S. customers that were in place as of the inception of the Distribution Agreement (the

"Base Business") at no profit to Abbott, and the Company and Abbott share in the incremental profits derived from product sales beyond the Base Business. Abbott agreed to prepay to the Company a total of $25,000,000 during the first three years of the Distribution Agreement against future incremental product sales. Such prepayments are amortized to revenue as incremental cartridges are sold to Abbott over the first three years of the Agreement. Prepayments in amounts of $5,000,000, $4,000,000, $10,800,000 and $5,200,000 were received in September 1998, January 1999, January 2000 and January 2001, respectively. Unamortized revenue relating to these prepayments in the amounts of $603,000 and $10,606,000 are included in deferred revenues, current at December 31, 2001 and 2000, respectively, and $4,991,000 is included in deferred revenues from related party, non-current at December 31, 2001. The $4,991,000 will be recognized in the Company's income if Abbott unilaterally terminates the Distribution Agreement. If the Company unilaterally terminates the Distribution Agreement without cause (as defined), the Company will be obligated to repay the $4,991,000 to Abbott upon termination of the Distribution Agreement.

The Distribution Agreement expires on December 31, 2003, subject to automatic extensions for additional one-year periods unless either party provides the other with at least 12 months prior written notice, except that the Company may terminate the Distribution Agreement after December 31, 2001 if Abbott fails to achieve a three-year milestone minimum growth rate in sales of the Company's products in the U.S. covered by the Distribution Agreement. Abbott has advised the Company that it has reached the minimum three-year growth rate milestone and the Company agrees that the milestone has been met. If the Distribution Agreement is terminated, other than (i) by the Company for cause; or (ii) by Abbott, if Abbott delivers the requisite notice terminating the Distribution Agreement after the initial term, then, the Company will be obligated to pay to Abbott (a) a one-time termination fee calculated to compensate Abbott for a portion of its costs in undertaking the distribution relationship, (b) an additional $4,991,000 of unamortized revenue related to the $25,000,000 in prepayments made by Abbott against incremental product sales, and (c) residual payments for five years following termination based on a declining percentage of Abbott's net sales of the Company's products during the final twelve months of the Distribution Agreement. The Company expects that such payments would have a material impact on its cash flows and results of operations. The Company currently is evaluating whether or not to seek an extension of the Distribution Agreement after 2003. If the Distribution Agreement is terminated, the Company must take steps that it deems appropriate or necessary to resume primary responsibility for the marketing and sales of its products. This includes hiring additional marketing and sales personnel and allocating resources to this endeavor.

Under the terms of the Research Agreement, the Company is required to conduct research and develop products primarily to be commercialized by Abbott. Such research and development is to be funded by Abbott and Abbott will have exclusive worldwide commercialization rights to the products developed under the Research Agreement subject to certain limitations. The Company and Abbott will jointly own the intellectual property that is developed during the course of work performed under the Research Agreement. In connection with this agreement, reimbursements from Abbott of $2,697,000 and $1,762,000 are included in net revenues in 2000 and 1999, respectively. There were no research and development reimbursements from Abbott in 2001 and Abbott is not currently funding any of the Company's research and development programs. The Research Agreement terminates upon expiration or termination of the Distribution Agreement, unless earlier terminated as provided therein. Upon such expiration or earlier termination, both the Company and Abbott will be permitted to distribute the products developed under the Research Agreement in the territory covered by the Distribution Agreement.

Under the Stock Purchase Agreement, Abbott purchased 2,000,000 shares (the "Purchased Shares") of the Company's Common Stock, at a price of $11.35 per share, resulting in net proceeds of $20,641,000. The Stock Purchase Agreement, together with the Registration Rights Agreement, contains certain terms and conditions pertaining to the voting and transfer of the Purchased Shares.

The Standstill Agreement provides for limitations on Abbott's ability to purchase the Company's Common Stock, or to propose any merger or business combination with the Company or purchase of a material portion of the Company's assets for a period of one year following the termination of the initial term of the Distribution Agreement.

The foregoing description of the Alliance Agreements is qualified in its entirety by reference to the actual text of such agreements, copies of which were filed with the Commission as exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.

Critical Accounting Policies and Estimates

i-STAT's discussion and analysis of its financial condition and results of operations are based upon i-STAT's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires i-STAT to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, i-STAT evaluates its estimates, including those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, contingencies and litigation. i-STAT bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

i-STAT believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Revenues from the sale of products are recorded when the product is shipped, title and risk of loss have transferred to the purchaser and payment terms are fixed or determinable. Revenues from service contracts are recognized when performance of the service is complete or over the term of the contract. i-STAT values its inventory at the lower of cost or market. i-STAT reviews its inventory for quantities in excess of production requirements, obsolescence and for compliance with the Company's quality specifications. Any adjustments to inventory would be equal to the difference between the cost of inventory and the estimated net market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory adjustments may be required. i-STAT records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While i-STAT has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event i-STAT were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. The Company establishes liabilities for litigation and contingencies when the matters become probable and the amount of the potential liability is reasonably estimable. The Company generally will consult with its outside legal counsel, assess the merits of the claim, evaluate the likelihood of an unfavorable outcome and consider the range of potential losses in reaching its conclusion.

Recent Accounting Pronouncements

On June 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. All business combinations within the scope of this Statement are to be accounted for using one method, the purchase method.

On June 20, 2001, FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized. This Statement supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in the financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company will adopt SFAS No. 142 in the first quarter of 2002, as required. The Company is in the process of evaluating the useful lives of its existing intangible assets and anticipates that any changes in the useful lives will not have a material impact on its financial position or the results of operations. The Company has never engaged in a business combination and as a result the Company has no goodwill in its Consolidated Balance Sheets.

On August 15, 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. In addition, the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Company does not expect that the adoption of this Statement will have a material impact on its financial position or results of operations.

On October 4, 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted this Statement in 2001. The adoption of this Statement did not have an impact on the Company's financial position or results of operations.

i-STAT Corporation Consolidated Statements of Operations

In thousands of dollars, except share and per share data	For the Years Ended December 31,		
	2001	2000	1999
Net revenues:			
Related party product sales	$ 48,650	$ 42,419	$ 35,456
Third party product sales	8,828	8,972	7,351
Other revenues	1,354	3,646	2,418
Total net revenues	58,832	55,037	45,225
Cost of products sold	48,108	40,951	36,401
Research and development	8,040	7,944	7,506
General and administrative	7,182	6,983	7,264
Sales and marketing	9,043	7,784	8,293
Litigation settlement	10,491	1,500	—
Write-down of certain fixed assets	1,124	—	—
Consolidation of operations	—	—	70
Total operating costs and expenses	83,988	65,162	59,534
Operating loss	(25,156)	(10,125)	(14,309)
Other income (expense):			
Investment income	890	1,636	1,507
Other	(95)	127	—
Other income, net	795	1,763	1,507
Loss before income taxes	(24,361)	(8,362)	(12,802)
Income tax benefit	(1,141)	(867)	—
Net loss	(23,220)	($7,495)	($12,802)
Accretion of Preferred Stock	(1,734)	—	—
Dividends on Preferred Stock	(133)	—	—
Net loss available to Common Stockholders	($25,087)	($7,495)	($12,802)
Basic and diluted net loss per share available to Common Stockholders	($1.33)	($0.43)	($0.83)
Shares used in computing basic and diluted net loss per share available to Common Stockholders	18,920,956	17,512,083	15,475,893

The accompanying notes are an integral part of these consolidated financial statements.

i-STAT Corporation Consolidated Balance Sheets

In thousands of dollars, except share and per share data	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 43,112	$ 19,536
Accounts receivable, net of reserve for doubtful accounts of $28 in 2001 and 2000	546	868
Accounts receivable from related party, net	—	3,607
Inventories (Note 2)	13,393	15,402
Prepaid expenses and other current assets	1,924	884
Total current assets	58,975	40,297
Plant and equipment, net (Note 3)	14,964	17,766
Intangible assets, net (Note 4)	1,782	1,627
Other assets	168	244
Total assets	$ 75,889	$ 59,934
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,662	$ 3,464
Accounts payable to related party, net	2,673	—
Accrued expenses (Note 5)	4,896	4,488
Deferred revenue (inclusive of related party deferred revenue of $662 in 2001 and $10,675 in 2000)	662	10,824
Total current liabilities	10,893	18,776
Deferred revenue from related party, non-current	5,058	106
Total liabilities	15,951	18,882
Series D Redeemable Convertible Preferred Stock liquidation value $30,133 (Note 7)	25,334	—
Commitments and Contingencies (Note 14)		
Stockholders' Equity:		
Preferred Stock, $0.10 par value, shares authorized 7,000,000:		
Series A Junior Participating Preferred Stock, $0.10 par value, 1,500,000 shares authorized; none issued	—	—
Series B Preferred Stock, $0.10 par value, -0- and 2,138,702 shares authorized in 2001 and 2000, respectively; none issued	—	—
Series C Convertible Preferred Stock, $0.10 par value, 25,000 and -0- shares authorized in 2001 and 2000; none issued	—	—
Common Stock, $0.15 par value, 50,000,000 and 25,000,000 shares authorized; 20,107,483 and 18,436,654 shares issued; and 20,066,666 and 18,395,837 shares outstanding in 2001 and 2000, respectively	3,016	2,766
Treasury Stock, at cost, 40,817 shares	(750)	(750)
Additional paid-in capital	255,442	238,814
Unearned compensation	(55)	(764)
Loan to officer, net	(417)	(717)
Accumulated deficit	(220,185)	(196,965)
Accumulated other comprehensive loss	(2,447)	(1,332)
Total stockholders' equity	34,604	41,052
Total liabilities and stockholders' equity	$ 75,889	$ 59,934

The accompanying notes are an integral part of these consolidated financial statements.

i-STAT Corporation Consolidated Statements of Changes in Stockholders' Equity

In thousands of dollars, except share and per share data	Preferred Stock Par Value	Common Stock Number of Shares Issued	Common Stock Par Value	Common Stock Additional Paid-in Capital	Treasury Stock	Unearned Compensation	Loan to Officer	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 1998	$ 214	15,308,995	$ 2,296	$ 230,328	$ —	($ 169)	$ —	($ 1,341)	($ 176,668)	$ 54,660
Net loss for 1999									(12,802)	
Other comprehensive gain on foreign currency translation adjustments								672		
Total comprehensive loss										(12,130)
Shares issued at $1.50 to $10.50 per share under the 1985 Stock Option Plan (Note 8)		125,132	19	857						876
Restricted Stock issued at $8.875 per share		310,000	47	2,704		(2,751)				
Restricted Stock issued at $9.25 per share		14,412	2	131		(133)				
Restricted Stock issued at $9.75 per share		3,091		30		(30)				
Compensation related to options issued				437		(479)				(42)
Amortization of unearned compensation related to Restricted Stock						2,015				2,015
Loan to Officer							(716)			(716)
Balance, December 31, 1999	214	15,761,630	2,364	234,487	—	(1,547)	(716)	(669)	(189,470)	44,663
Net loss for 2000									(7,495)	
Other comprehensive loss on foreign currency translation adjustments								(663)		
Total comprehensive loss										(8,158)
Shares issued at $1.50 to $16.75 per share under the 1985 Stock Option Plan and the Equity Incentive Plan (Note 8)		526,066	79	4,303						4,382
Restricted Stock issued at $13.00 per share		10,256	2	131		(133)				
Conversion of Series B Preferred Stock to Common Stock	(214)	2,138,702	321	(107)						
Amortization of unearned compensation related to Restricted Stock						916				916
Purchase of Treasury Stock					(750)					(750)
Loan to Officer							(257)			(257)
Forgiveness of Loan to Officer							256			256
Balance, December 31, 2000	—	18,436,654	2,766	238,814	(750)	(764)	(717)	(1,332)	(196,965)	41,052
Net loss for 2001									(23,220)	
Other comprehensive loss on foreign currency translation adjustments								(1,115)		
Total comprehensive loss										(24,335)
Shares issued at $1.50 to $18.50 per share under the 1985 Stock Option Plan and the Equity Incentive Plan (Note 8)		181,728	27	2,037						2,064
Restricted Stock issued at $6.02 per share		2,791	—	17		(17)				
Restricted Stock issued at $16.75 per share		7,960	1	132		(133)				
Cancellation of Restricted Stock		(1,650)	—	—						
Amortization of unearned compensation related to Restricted Stock						859				859
Forgiveness of Loan to Officer							300			300
Private Placement of Common Stock (Note 7)		1,480,000	222	10,817						11,039
Issuance of Series C Warrant (Note 7)				2,976						2,976
Accretion of Series C Redeemable Convertible Preferred Stock (Note 7)				(1,698)						(1,698)
Issuance of Series D Warrant (Note 7)				2,516						2,516
Dividend on Series D Redeemable Convertible Preferred Stock (Note 7)				(133)						(133)
Accretion of Series D Redeemable Convertible Preferred Stock (Note 7)				(36)						(36)
Balance, December 31, 2001	$ —	20,107,483	$ 3,016	$ 255,442	($ 750)	($ 55)	($ 417)	($ 2,447)	($ 220,185)	$ 34,604

The accompanying notes are an integral part of these consolidated financial statements.

i-STAT Corporation Consolidated Statements of Cash Flows

In thousands of dollars, except share and per share data	For the Years Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net loss	($ 23,220)	($ 7,495)	($ 12,802)
Adjustment to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	5,367	4,790	4,362
Gains on disposal of equipment	(13)	(86)	(4)
Amortization of deferred revenue	(10,409)	(6,887)	(4,013)
Expense related to restricted stock	1,159	1,172	2,015
Loss on write-down of fixed assets	1,124	—	—
Change in assets and liabilities:			
Accounts receivable	322	(455)	2,436
Accounts receivable from related parties	3,607	578	(1,342)
Accounts payable to related party	2,673	—	—
Inventories	1,679	(6,679)	(325)
Prepaid expenses and other current assets	(1,074)	292	98
Accounts payable	(700)	1,245	(486)
Accrued expenses	496	78	(1,648)
Restricted cash, letter of credit	89	199	147
Deferred revenue	5,200	11,077	5,193
Net cash used in operating activities	(13,700)	(2,171)	(6,369)
Cash flows from investing activities:			
Purchase of equipment	(4,453)	(6,973)	(6,250)
Cost of intangible assets	(309)	(261)	(294)
Proceeds from sale of equipment	13	99	20
Net cash used in investing activities	(4,749)	(7,135)	(6,524)
Cash flows from financing activities:			
Proceeds from issuance of Common Stock	2,064	4,382	834
Net proceeds from private placement of Common Stock	13,195	—	—
Net proceeds from issuance of Series C Redeemable Convertible Preferred Stock and Warrants	19,586	—	—
Redemption of Series C Convertible Preferred Stock	(20,464)	—	—
Net proceeds from private placement of Series D Redeemable Convertible Preferred Stock and Warrants	27,681	—	—
Purchase of Treasury Stock	—	(750)	—
Loan to officer	—	(257)	(716)
Net cash provided by financing activities	42,062	3,375	118
Effect of currency exchange rate changes on cash	(37)	(108)	(40)
Net increase (decrease) in cash and cash equivalents	23,576	(6,039)	(12,815)
Cash and cash equivalents at beginning of year	19,536	25,575	38,390
Cash and cash equivalents at end of year	$ 43,112	$ 19,536	$ 25,575
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ —	$ —	$ —
Supplemental disclosures of cash flow information and non cash investing and financing activities:			
Equipment purchases included in accounts payable at year end	$ 95	$ 143	$ 276
Conversion of Preferred Stock to Common Stock	$ —	$ (214)	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Principles of Consolidation and Nature of Operations

The accompanying consolidated financial statements include the accounts of i-STAT Corporation and i-STAT Canada Limited, collectively known as i-STAT or the Company. All significant inter-company accounts and transactions have been eliminated in consolidation. The Company develops, manufactures and markets medical diagnostic products for blood analysis that provide health care professionals with immediate and accurate critical diagnostic information at the point of patient care. Since November 1998, the Company's products are marketed and distributed principally to hospitals by Abbott Laboratories ("Abbott") in connection with the Company's alliance with Abbott (see Note 11).

The Company operates in a high technology, emerging market environment that involves significant risks and uncertainties, which may cause results to vary significantly from reporting period to reporting period. These risks include, but are not limited to, among others, competition from existing manufacturers and marketers of blood analysis products who have greater resources than the Company, the uncertainty of new product development initiatives, difficulties in manufacturing existing products as well as transferring new technology to the manufacturing stage, market resistance to new products and point-of-care blood diagnosis, domestic and international regulatory constraints, uncertainties of international trade, pending and potential disputes concerning ownership of intellectual property and dependence upon strategic corporate partners for assistance in development of new markets.

Cash and Cash Equivalents

Cash and cash equivalents include investments with original maturities of three months or less.

Foreign Currency Translation/Transactions

Balance sheet amounts from the Company's Canadian subsidiary have been translated using exchange rates in effect at the balance sheet dates and the resulting translation adjustments have been included in the accumulated other comprehensive loss as a separate component of Consolidated Stockholders' Equity. The Statement of Operations from the Company's Canadian subsidiary has been translated using the average monthly exchange rates in effect during each year. Foreign currency transaction gains and losses, which are not material, have been included in other income.

Inventories

Inventories are carried at the lower of actual cost or market. Costs are accounted for on the first-in first-out (FIFO) basis. Inventories are reviewed on a regular basis for quantities in excess of production requirements, obsolescence, and for compliance with the Company's quality specifications.

Plant and Equipment

Plant and equipment are stated at the lower of cost or fair value and are depreciated on a straight-line basis over their useful lives, which are estimated to be three to five years. Leasehold improvements are amortized over five years or the remaining term of the lease, whichever is less. The cost of major additions and betterments are capitalized; maintenance and repairs that do not improve or extend the life of the respective assets are charged to expenses as incurred. When depreciable assets are retired or sold the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Operations.

Patents, Licenses and Trademarks

Costs to obtain and maintain patents, licenses and trademarks are capitalized and amortized on a straight-line basis over their estimated useful lives or a period of 17 years, whichever is shorter. The Company reviews these items on a regular basis for realization.

Valuation of Long-Lived Assets

In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of long-lived assets. Fair value is determined by comparisons to quoted or estimated selling prices or by using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Unearned Compensation

Unearned compensation related to stock options and Restricted Stock awards is amortized over the period during which the options vest or Restricted Stock awards are earned.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires an asset and liability approach for financial accounting and reporting of income taxes. In addition, deferred income taxes are adjusted for changes in income tax rates. SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Revenue Recognition

Revenues from the sale of products are recorded when the product is shipped, title and risk of loss have transferred to the purchaser and payment terms are fixed or determinable. Revenues from service contracts are recognized when performance of the service is complete or over the term of the contract.

Warranty Reserve

The Company establishes a reserve for future warranty repairs as the Company ships its products. The reserve is based on the Company's actual historical experience of repaired units as compared to total units shipped. The Company reviews the reasonableness of this accrual on a regular basis.

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing income available to common stockholders by the weighted average number of Common Shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock or resulted in the issuance of Common Stock that then shared in the earnings of the Company. The Company has not included potentially dilutive Common Shares in the diluted per-share computation for all periods presented, as the result is antidilutive due to the Company's net loss. Options to purchase 2,385,837 shares of Common Stock at $6.02 – $32.58 per share, which expire on various dates from April 2002 to August 2011, were outstanding at December 31, 2001. In addition, warrants to purchase 1,875,357.5 shares of Common Stock at $8.00 per share were outstanding at December 31, 2001. The options and warrants were not included in the computation of diluted loss per share because the effect would be antidilutive (i.e., decrease the net loss per share) due to the Company's net loss.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", requires foreign currency translation adjustments to be included in other comprehensive loss. The only components of accumulated other comprehensive loss for the Company are foreign currency translation adjustments resulting from the translation of the financial statements of the Company's Canadian subsidiary.

In thousands of dollars	2001	2000	1999
Net loss	($ 23,220)	($ 7,495)	($ 12,802)
Other comprehensive income (loss): Foreign currency translation	(1,115)	(663)	672
Comprehensive loss....	($ 24,335)	($ 8,158)	($ 12,130)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's significant concentrations of credit risk are with its cash and cash equivalents and accounts receivable. Substantially all the Company's cash and cash equivalents at December 31, 2001 were held at one institution and invested in a money market fund which invests in short-term U.S. Government Securities. Accounts receivable are generally with distributors such as Abbott (84% of total net revenues in 2001), FUSO, Inc., and Heska Corporation. The Company provides credit to its customers on an unsecured basis after evaluating their credit status.

Segment Information

The Company operates within one business segment comprising the *i-STAT® System*. The *i-STAT System* consists of a portable handheld analyzer and single-use, disposable cartridges, which are interdependent on one another in the functionality of the system.

Preferred Stock Dividends

The Company records dividends at their fair market value. If the Series D Redeemable Convertible Preferred Stock (the "Series D Stock") dividend is paid in cash, the amount of cash paid is deemed to be the fair value of the dividend. If the Series D Stock dividend is accrued and not paid in cash, the fair value of the dividend is dependent upon the fair market value of the Company's Common Stock when the dividend is declared at the end of each calendar quarter. The Series D Stock and accrued dividends can be converted into Common Stock by the holder at a fixed conversion price of $8.00 per share. In order to determine the fair value of the dividend, the amount of the dividend to be accrued is divided by $8.00 per share in order to determine the equivalent number of Common Shares. The equivalent number of Common Shares is then multiplied by the fair market value, which is deemed to be the closing price of the Common Stock on the date the dividend was declared, and the result is the fair value of the dividend. Any difference in the actual dividend accrued and the fair value of the dividend is recorded in additional paid-in capital.

Recently Issued Accounting Pronouncements

On June 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations", and SFAS No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. All business combinations within the scope of this Statement are to be accounted for using one method, the purchase method.

On June 20, 2001, FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized. This Statement supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in the financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The Company will adopt SFAS No. 142 in the first quarter of 2002, as required. The Company is in the process of evaluating the useful lives of its existing intangible assets and anticipates that any changes in the useful lives will not have a material impact on its financial position or results of operations. The Company has never engaged in a business combination and as a result the Company has no goodwill in its Consolidated Balance Sheets.

On August 15, 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. In addition, the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Company does not expect that the adoption of this Statement will have a material impact on its financial position or results of operations.

On October 4, 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted this Statement in 2001. The adoption of this Statement did not have an impact on the Company's financial position or results of operations.

2. Inventories

Inventories consist of the following:

In thousands of dollars	December 31,	
	2001	2000
Raw materials	$ 4,462	$ 5,696
Work-in-process	3,058	3,700
Finished goods	5,873	6,006
	$ 13,393	$ 15,402

In the fourth quarter of 2001 the Company recorded a charge of $1.7 million related to the write-off of certain cartridges in inventory and the replacement of certain cartridges in the field that exhibited a higher than usual quality check rejection rate. At December 31, 2001 finished goods inventory is presented net of a reserve of approximately $1.0 million related to the write-off of certain cartridges in inventory at year-end. In addition, a reserve of $0.6 million related to the replacement of certain cartridges in the field is recorded in accrued expenses at December 31, 2001 (see Note 5).

3. Plant and Equipment

Plant and equipment, net, consists of the following:

In thousands of dollars	December 31,	
	2001	2000
Equipment loaned to customers	$ 2,045	$ 2,052
Manufacturing equipment	37,634	37,364
Furniture and fixtures	1,372	1,318
Leasehold improvements	5,064	4,378
	46,115	45,112
Less accumulated depreciation and amortization	(31,151)	(27,346)
	$ 14,964	$ 17,766

Depreciation expense was approximately $5,136,000, $4,644,000 and $4,224,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Accumulated depreciation and amortization includes accumulated depreciation on loaned equipment of approximately $2,029,000 and $1,947,000 for the years ended December 31, 2001 and 2000, respectively.

Maintenance and repairs expense for the years ended December 31, 2001, 2000 and 1999 was approximately $929,000, $1,026,000 and $938,000, respectively.

During the fourth quarter of 2001, the Company reviewed its plant and equipment assets and determined that a write-down of $1,124,000 was required for certain fixed assets, which were associated with certain projects that had not been completed at the Company's Canadian facility, as lower cost alternatives were found. This write-down reduced the carrying value of certain assets down to their estimated fair values. The estimated fair values of the assets represents their estimated sales price less any selling costs. The write-down is included in the Consolidated Statement of Operations as a separate line item.

4. Intangible Assets

Intangible assets, net, consist of the following:

In thousands of dollars	December 31,	
	2001	2000
Patents, licenses and trademarks	$ 2,757	$ 2,448
Less accumulated amortization	(975)	(821)
	$ 1,782	$ 1,627

Amortization expense was approximately $154,000, $135,000 and $138,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

5. Accrued Expenses

Accrued expenses consist of the following:

In thousands of dollars	December 31,	
	2001	2000
Accrued employee incentive awards	$ 1,142	$ 861
Compensated absences	1,049	1,038
Cartridge replacement reserve (see Note 2)	620	-
Professional fees	529	484
Accrued commissions	273	273
Other	1,283	1,832
	$ 4,896	$ 4,488

6. Leasing Transactions

The Company leases two facilities as part of its manufacturing facilities in Ontario, Canada. One facility, comprised of 53,802 square feet, has a lease that expires in 2010. The second facility's lease, comprised of 43,054 square feet, expires in February 2004, subject to, at the Company's option, renewal for one five-year term. Rent expense for these facilities was approximately $712,000, $667,000 and $456,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company also leases a 37,474 square foot facility in East Windsor, New Jersey. The lease expires on September 30, 2003, subject, at the Company's option, to one five-year option to renew. The Company also leases 5,950 square feet of warehouse space in Jamesburg, New Jersey. The lease expires in October 2003. Rent expense for these facilities was approximately $752,000, $708,000 and $656,000 for 2001, 2000 and 1999, respectively. At December 31, 2001, other assets include $98,000 in restricted cash which acts as collateral for future lease payments for the New Jersey facility.

The Company's lease for its cartridge assembly facility in Plainsboro, New Jersey expired in February 1999 (the assembly operation was relocated to the Ontario, Canada, location during 1998). Rent expense for this facility was approximately $56,000 for the year ended December 31, 1999.

As of December 31, 2001, future minimum lease payments are as follows:

Year Ending December 31:

In thousands of dollars	Operating Leases
2002	$ 1,487
2003	1,273
2004	440
2005	396
2006	401
Thereafter	1,708
Total minimum lease payments	$ 5,705

7. Preferred Stock and Warrants

The Company has authorized 7,000,000 shares of Preferred Stock. The rights, preferences, qualifications, and voting powers are determined by the Board of Directors at the time of issuance.

Series A Junior Participating Preferred Stock

In June 1995 the Board designated 1,500,000 shares as Series A Junior Participating Preferred Stock that may be issued in the future in connection with certain shareholder protection measures. On June 29, 1995, the Company declared a dividend distribution of rights (each, a "Right") to purchase a certain number of units at a price of $104.00, subject to adjustment. The Rights are deemed to attach to and trade together with the Common Stock. Each unit is equal to one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company. Rights are distributed in connection with issuances of shares of Common Stock. The Rights are not exercisable until the occurrence of certain events enumerated in the Stockholder Protection Agreement between the Company and First Union National Bank, the Company's rights agent. Until a Right is exercised no holder of Rights will have rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.

Series B Preferred Stock

Also in June 1995 the Board designated 2,138,702 shares as Series B Preferred Stock (the "Series B Stock"). The Series B Stock was issued to HP at $28.50 per share in July 1995 for net proceeds of approximately $59.2 million. During 1999, Hewlett-Packard Company ("HP") transferred its holding of Series B Stock to Agilent Technologies, Inc. ("Agilent"), one of its subsidiaries at that time. On March 16, 2000, Agilent converted its holding of 2,138,702 shares of Series B Preferred Stock into 2,138,702 shares of Common Stock, and sold its holding. Upon conversion, the Series B Stock was automatically cancelled. As a result there are no authorized shares of Series B Stock as of December 31, 2001.

Series C Redeemable Convertible Preferred Stock and Warrants

In August 2001, the Company closed a $34.1 million private placement with several institutional investors. The financing consisted of 1,480,000 shares of Common Stock at $9.218 per share, 20,464 shares of Series C Redeemable Convertible Preferred Stock with a stated value of $1,000 per share (the "Series C Stock") and six year warrants to purchase up to 1,295,000 shares of Common Stock at $10.139 per share (the "Series C Warrants"). The Series C Warrants are callable by the Company if the closing price of the Company's Common Stock is greater than $16.50 for ten consecutive business days. If the Company calls the Series C Warrants, then the Company must issue replacement warrants of equal quantity at a strike price of $19.25 and with a term equal to the remaining term on the initial Series C Warrants. The Company recorded the Series C Stock, Series C Warrants and the Common Stock issued in the transaction at their net relative fair values of $18.8 million, $3.0 million and $11.0 million, respectively, which were determined by an independent, third party appraisal firm and were net of issuance expenses in the aggregate amount of $1.3 million. The Series C Stock was accreted from its relative fair value on the date of issuance of approximately $18.8 million to its redemption value on November 29, 2001 of approximately $20.5 million. The resulting accretion of approximately $1.7 million is shown as Accretion of Preferred Stock below the net loss in the Company's Consolidated Statements of Operations. The Company incurred expenses of approximately $1.3 million related to the transaction, which were allocated to the Common Stock, Series C Stock and Series C Warrants based on their relative fair values.

In addition, at the time of issuance the Series C Stock was deemed to have a "beneficial conversion feature" because the conversion price of the Series C Stock reflected a twelve percent discount to the fair market value of the Common Stock. The beneficial conversion feature was calculated on August 3, 2001, the commitment date, and was approximately $3.7 million. The beneficial conversion feature was accreted into the Series C Stock from the date of issuance through November 29, 2001.

In December 2001, the Company elected to redeem all outstanding shares of Series C Stock at their face value, thus leaving no Series C Stock outstanding. As a result of the redemption of the Series C Stock, approximately $20.5 million was returned to the holders and Series C Warrants representing 555,000 shares of Common Stock were cancelled. In December 2001, as a result of the issuance of the Series D Stock and pursuant to anti-dilution provisions, the Series C Warrants were adjusted from 740,000 shares of Common Stock at a strike price of $10.139 per share, to 937,857.5 shares at a strike price of $8.00 per share. In addition, as a result of the redemption of the Series C Stock, the accretion related to the "beneficial conversion feature" of $3.7 million was reversed. Thus, the 2001 Company's Consolidated Statements of Operations does not include any accretion related to the "beneficial conversion feature".

Series D Redeemable Convertible Preferred Stock and Warrants

In December 2001, the Company closed a $30.0 million private placement with affiliates of Cerberus Capital Management, L.P. (collectively "Cerberus"). The financing consisted of 30,000 shares of Series D Stock with a stated value of $1,000 per share and an 8% preferential dividend and six year warrants to purchase up to 937,500 shares of Common Stock at $8.00 per share (the "Series D Warrants"). The Series D Stock is mandatorily redeemable in December 2011 and may be redeemed by the Company any time after December 2007. The Series D Stock may be converted into Common Stock at the holders' option at a conversion price of $8.00 per share of Common Stock, subject to certain ownership level restrictions. No holder of the Series D Stock and Series D Warrants may convert or exercise its securities into shares of the Company's Common Stock if after the conversion, such holder, together with any of its affiliates, would beneficially own over the ownership limitation percentage set by the Company, initially 14.99%. Under certain circumstances, the restrictions for Cerberus may be eased so that it will be entitled to convert or exercise its securities into shares of Common Stock if after the conversion it, together with any of its affiliates, do not beneficially own in excess of 34% of the outstanding shares of the Company's Common Stock. Absent these limitations, Cerberus' current ownership would represent the right to acquire approximately 26.7% of the outstanding voting securities of the Company at December 31, 2001. These limitations do not prevent the holders from acquiring and selling shares of the Company's Common Stock. Cerberus is entitled to appoint one person to the Company's Board of Directors for so long as it holds 10% of the outstanding securities of the Company on a fully diluted basis. The Company recorded the Series D Stock and the Series D Warrants issued in the transaction at their net relative fair values of $25.2 million and $2.5 million, respectively, which were determined by an independent, third party appraisal firm and were net of issuance expenses in the aggregate amount of $2.3 million. The Series D Stock is being accreted over a period of ten years from its relative fair value on the date of issuance of approximately $25.2 million to its stated value of $30.0 million. The resulting accretion of $0.036 million is shown below net loss in the Consolidated Statements of Operations. The Company incurred issuance expenses of approximately $2.3 million related to the transaction, which were allocated to the Series D Stock and Series D Warrants based on their relative fair values.

The holders of the Series D Stock are entitled to receive a cumulative dividend of 8% of the liquidation preference, payable quarterly. The dividends may be paid in cash, or accrue and be added to the liquidation preference, becoming payable in cash upon redemption or payable in Common Stock upon conversion. During the periods that the Common Stock trades at or above $15.00 per share for 45 consecutive trading days, the dividend rate will be reduced to 2%, and if during subsequent periods the Common Stock trades below $10.00 per share for 45 consecutive trading days, the dividend rate will adjust back to 8%. A dividend of approximately $0.1 million was recorded at its fair value for the period of time the Series D Stock was outstanding in December 2001 has been accrued and is shown in the Consolidated Statement of Operations below the net loss.

At December 31, 2001, the value of the Series D Stock presented in the Consolidated Balance Sheets of approximately $25.3 million is comprised of its initial net relative fair value of approximately $25.2 million, plus accretion of $0.036 million, plus the accrued and unpaid dividends of approximately $0.1 million.

At December 31, 2001, the liquidation preference amount of the Series D Stock is approximately $30.1 million, comprised of the stated value of $30.0 million plus accrued and unpaid dividends of approximately $0.1 million, and the Series D Stock is convertible into approximately 3.767 million shares of Common Stock at a conversion price of $8.00 per share of Common Stock.

8. Stock Options and Restricted Stock

As incentives to Company personnel and others, the Board of Directors from time to time grants options to purchase shares of the Company's Common Stock. Most options are granted under the 1985 Stock Option Plan or Equity Incentive Plan ("the Plans"). Both Plans have been approved by the Company's stockholders. The maximum number of issuable shares of Common Stock is 5,300,000 of which 1,281,859 are available for grant at December 31, 2001. Options under the 1985 Stock Option Plan can be granted until November 26, 2005, and options under the Equity Incentive Plan can be granted until March 31, 2008. The exercise price of an option is based upon the fair market value of the Company's Common Stock at the time of the grant, as determined by utilizing the closing price of the Company's Common Stock on the day prior to the date of grant. Unexercised options issued under the Plans expire five to ten years from the date of grant or three months following termination of the optionee's employment, whichever occurs first.

The table below is a summary of stock option activity for the years 1999, 2000, and 2001.

	Options	Option Activity	Weighted Average Exercise Price per Share	Weighted Average Fair Market Value per Option
Outstanding at December 31, 1998	2,141,865		$ 12.30	
Exercisable at December 31, 1998	1,087,830		$ 12.71	
Options granted		1,070,063	$ 9.30	$ 9.21
Options exercised		(125,132)	$ 6.99	
Options forfeited		(219,315)	$ 11.81	
Options Expired		(7,984)	$ 11.75	
Outstanding at December 31, 1999	2,859,497		$ 11.45	
Exercisable at December 31, 1999	1,349,002		$ 12.19	
Options granted		474,047	$ 13.16	$ 13.28
Options exercised		(526,066)	$ 8.33	
Options forfeited		(204,791)	$ 13.61	
Options Expired		(22,001)	$ 20.64	
Outstanding at December 31, 2000	2,580,686		$ 12.15	
Exercisable at December 31, 2000	1,167,008		$ 12.49	
Options granted		222,242	$ 19.52	$ 19.95
Options exercised		(181,728)	$ 11.52	
Options forfeited		(120,618)	$ 15.67	
Options Expired		(114,745)	$ 11.60	
Outstanding at December 31, 2001	2,385,837		$ 12.73	
Exercisable at December 31, 2001	1,330,620		$ 11.96	

The weighted average remaining contractual lives of outstanding options at December 31, 2001 was approximately 6.2 years.

The Company applies the provisions of APB Opinion No. 25 ("APB 25") and related Interpretations in accounting for its stock based compensation plans. Accordingly, compensation expense has been recognized in the financial statements in respect to the above plans to the extent required by APB 25. Had compensation costs for the above plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net loss and net loss per share would have been increased to the pro forma amounts below:

In thousands of dollars, except per share data	2001	2000	1999
Actual net loss available to Common Stockholders	($25,087)	($7,495)	($12,802)
Pro forma net loss available to Common Stockholders	($29,695)	($11,914)	($17,125)
Actual basic and diluted net loss per share	($1.33)	($0.43)	($0.83)
Pro forma basic and diluted net loss per share	($1.57)	($0.68)	($1.11)

As options vest over a varying number of years, and awards are generally made each year, the pro forma impacts shown here may not be representative of future pro forma expense amounts due to the annual grant of options by the Company. The pro forma additional compensation expense of approximately $4,608,000, $4,419,000 and $4,323,000 for 2001, 2000 and 1999, respectively, was calculated based on the fair value of each option grant using the Black-Scholes model with the following weighted average assumptions used for grants:

	2001	2000	1999
Dividend yield	0%	0%	0%
Expected volatility	64.26%	71.29%	62.00%
Risk free interest rate	4.98%	6.71%	5.44%
Expected option lives	5 years	5 years	5 years

The following table summarizes information about stock options outstanding at December 31, 2001.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at 12/31/01	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 6.02 – $ 8.88	638,509	6.02	$7.23	434,508	$ 6.79
$ 9.06 – $ 13.00	942,705	6.63	$11.09	515,575	$10.76
$14.10 – $ 21.00	485,419	5.38	$16.44	223,185	$15.96
$21.38 – $ 24.06	302,328	6.67	$22.39	140,476	$23.55
$32.58	16,876	4.22	$32.58	16,876	$32.58
$ 6.02 – $ 32.58	2,385,837	6.20	$12.73	1,330,620	$11.96

On February 5, 1999, the Board of Directors awarded 310,000 shares of restricted Common Stock to four executive officers of the Company. The restricted Common Stock had a fair value at the date of grant of approximately $2,751,250. The fair value was determined by utilizing the closing price of the Company's Common Stock on the day prior to the date of grant. One executive officer was awarded 250,000 shares of restricted Common Stock, 50,000 shares of which immediately vested on February 5, 1999, and 200,000 shares of which vested on February 5, 2002. The remaining 60,000 shares were awarded to the other three executive officers and vested over a three-year period.

On June 30, 1999, in connection with the award of 250,000 shares to one executive officer, the Company loaned the executive officer approximately $716,000 to pay withholding taxes. The promissory note carries an interest rate of 5.37%, payable annually, and the principal amount of the loan is repayable in April 2003. In April 2000, a second promissory note of approximately $257,000 was issued. The second promissory note carries an interest rate of 6.36%, payable annually. One third of the principal amount of these loans will be forgiven each April through 2003 if the executive officer remains in the employment of the Company. The Company will also make a "tax gross-up" payment to the executive officer in connection with any taxes that may be due as result of the forgiveness of these loans.

Compensation expense in the amount of approximately $1,326,000, $1,180,000 and $1,379,000 was recorded in connection with these awards, the loan forgiveness and the associated tax gross-up payment during the years ended December 31, 2001, 2000 and 1999, respectively.

During 2001, 2000 and 1999, 10,751, 10,256 and 17,503 shares of restricted Common Stock were awarded to outside directors as part of their annual compensation. The restricted Common Stock grants had fair values of $150,000, $133,000 and $163,000 in 2001, 2000 and 1999 at their respective dates of grant, as determined by utilizing the closing price of the Company's Common Stock on the day prior to the dates of grant. The fair value of each grant was recorded as compensation expense in its respective year of grant.

The Company has a restricted stock plan whereby the Company can award shares of Common Stock to employees, other than its executive officers. The sale or transfer of the shares is limited during the restricted period, not exceeding four years. For the years ended December 31, 2001, 2000 and 1999, no shares of restricted Common Stock were awarded. For the year ended December 31, 1998, the Company awarded 15,750 shares of restricted Common Stock, which had a fair value at the date of grant of approximately $259,000, as determined by utilizing the closing price of the Company's Common Stock on the day prior to the date of grant. Compensation under the plan is charged to earnings over the restriction period and amounted to approximately $5,000, $22,000 and $141,000 in 2001, 2000, and 1999, respectively.

9. Development, Distribution and Manufacturing Rights Agreements

In August 1988, the Company entered into development, distribution and instrument manufacturing license agreements with two Japanese companies. Total sales under these agreements were $5,667,000, $5,243,000 and $3,900,000 for the years ended December 31, 2001, 2000 and 1999, respectively, including deferred revenue of $129,000, $129,000 and $0, respectively. The Company also has other license and distribution agreements, including agreements with HP and Abbott (see Notes 10 & 11).

10. Related Party Transactions

The Company had the following related party activity with Abbott and HP, primarily related to license and distribution agreements.

In thousands of dollars	2001	2000	1999
Abbott Laboratories			
Revenues	$ 49,600	$ 45,927	$ 35,499
(Payable)/receivable at year end	$ (2,673)	$ 3,607	$ 4,069
Deferred revenue at year end	$ 5,720	$ 10,781	$ 6,474

In thousands of dollars	2000	1999
Hewlett-Packard Company		
Revenues	$ 138	$ 2,375
Purchases	$ 41	$ 816
Receivable at year end		$ 116

HP assigned its license agreement with the Company and its holding of Series B Stock to Agilent. On March 16, 2000, Agilent converted its holding of 2,138,702 shares of Series B Stock into 2,138,702 shares of Common Stock and sold its holding to two financial institutions and is no longer a related party.

One former director of the Company provided consulting services to the Company in 1999 and received $15,000.

11. Alliance with Abbott Laboratories

On September 2, 1998, the Company and Abbott entered into agreements (the "Alliance Agreements") providing for a long-term sales, marketing and research alliance. The Alliance Agreements comprise a Distribution Agreement, a Research Agreement, a Stock Purchase Agreement, a Standstill Agreement and a Registration Rights Agreement. Distribution under the Distribution Agreement commenced in the United States on November 1, 1998. A subsequent international rollout commenced in various countries during the second half of 1999. As a result of the Distribution Agreement, the majority of the Company's revenues are now derived from Abbott. The primary objective of the Abbott alliance was to strengthen the Company's product marketing and distribution capability and accelerate the development of new products.

Under the Distribution Agreement, Abbott has become, subject to the then existing rights of the Company's other international distributors, the exclusive worldwide distributor of the Company's hand-held blood analyzer products (including cartridges) and any new products the Company may develop for use in the professionally attended human heath care delivery market. Abbott has assumed the Company's product sales to U.S. customers that were in place as of the inception of the Distribution Agreement (the "Base Business") at no profit to Abbott, and the Company and Abbott share in the incremental profits derived from product sales beyond the Base Business. Abbott agreed to prepay to the Company a total of $25,000,000 during the first three years of the Distribution Agreement against future incremental product sales. Such prepayments are amortized to revenue as incremental cartridges are sold to Abbott over the first three years of the Agreement. Prepayments in amounts of $5,000,000, $4,000,000, $10,800,000 and $5,200,000 were received in September 1998, January 1999, January 2000 and January 2001, respectively. Unamortized revenue relating to these prepayments in the amounts of $603,000 and $10,606,000 are included in deferred revenue, current at December 31, 2001 and 2000, respectively and $4,991,000 is included in deferred revenues from related party, non-current at December 31, 2001. The $4,991,000 will be recognized in the Company's income if Abbott unilaterally terminates the Distribution Agreement. If the Company unilaterally terminates the Distribution Agreement without cause (as defined), the Company will be obligated to repay the $4,991,000 to Abbott upon termination of the Distribution Agreement.

During the first quarter of each year under the Abbott Distribution Agreement, the Company and Abbott conduct a reconciliation of the annual prepayments made by Abbott against future incremental cartridge sales. The reconciliation for the first quarter of 2002 resulted in a credit due to Abbott of approximately $10.2 million. As a result of this credit due to Abbott at December 31, 2001, the net accounts receivable balance is a liability in the amount of $2.7 million (comprised of gross receivables of $7.5 million offset by a credit balance owed to Abbott of $10.2 million), and is classified as "Accounts payable to related party" within short-term liabilities.

The Distribution Agreement expires on December 31, 2003, subject to automatic extensions for additional one-year periods unless either party provides the other with at least 12 months prior written notice, except that the Company may terminate the Distribution Agreement after December 31, 2001 if Abbott fails to achieve a three-year milestone minimum growth rate in sales of the Company's products covered by the Distribution Agreement. Abbott has advised the Company it has reached the minimum three-year growth rate milestone and the Company agrees that the milestone has been met. If the Distribution Agreement is terminated, other than (i) by the Company for cause; or (ii) by Abbott, if Abbott delivers the requisite notice terminating the Distribution Agreement after the initial term, then, the Company will be obligated to pay to Abbott (a) a one-time termination fee calculated to compensate Abbott for a portion of its costs in undertaking the distribution relationship, (b) an additional $4,991,000 of unamortized revenue related to the $25,000,000 in prepayments made by Abbott against future incremental product sales, and (c) residual payments for five years following termination based on a declining percentage of Abbott's net sales of the Company's products during the final twelve months of the Distribution Agreement. The Company expects that such payments would have a material impact on its cash flows and results of operations.

Under the terms of the Research Agreement, the Company is required to conduct research and develop products primarily to be commercialized by Abbott. Such research and development is to be funded by Abbott and Abbott will have exclusive worldwide commercialization rights to the products developed under the Research Agreement subject to certain limitations. The Company and Abbott will jointly own the intellectual property that is developed during the course of work performed under the Research Agreement. In connection with this agreement, reimbursements from Abbott of $2,697,000 and $1,762,000 are included in net revenues in 2000 and 1999, respectively. There were no research and development reimbursements from Abbott in 2001 and Abbott is not currently funding any of the Company's research and development programs. The Research Agreement terminates upon expiration or termination of the Distribution Agreement, unless earlier terminated as provided therein. Upon such expiration or earlier termination, both the Company and Abbott will be permitted to distribute the products developed under the Research Agreement in the territory covered by the Distribution Agreement.

Under the Stock Purchase Agreement, Abbott purchased 2,000,000 shares (the "Purchased Shares") of the Company's Common Stock, at a price of $11.35 per share, resulting in net proceeds of $20,641,000. The Stock Purchase Agreement, together with the Registration Rights Agreement, contains certain terms and conditions pertaining to the voting and transfer of the Purchased Shares.

The Standstill Agreement provides for limitations on Abbott's ability to purchase the Company's Common Stock, or to propose any merger or business combination with the Company or purchase of a material portion of the Company's assets for a period of one year following the termination of the initial term of the Distribution Agreement.

The foregoing description of the Alliance Agreements is qualified in its entirety by reference to the actual text of such agreements, copies of which were filed with the Commission as exhibits to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998.

12. Income Taxes

The difference between income tax expense and the expected tax which that result from the use of the Federal Statutory income tax rate is as follows:

	2001	2000	1999
Computed tax at statutory Federal rate	(34.0%)	(34.0%)	(34.0%)
State income taxes, net of Federal benefits	(3.3%)	(6.8%)	0.0%
Foreign (income)/loss not subject to United States tax	0.9%	(4.5%)	8.1%
Change in valuation allowance	27.6%	32.1%	24.6%
Other	4.2%	2.9%	1.3%
Income tax (benefit)/expense	(4.6%)	(10.3%)	0.0%

In 2001 and 2000, the New Jersey Economic Development Authority approved the Company's application to sell New Jersey State income tax benefits under the New Jersey Technology Tax Transfer Program (the "Program"). During the fourth quarter of 2001 and 2000, the Company recognized $1,141,000 and $867,000, respectively, from the sale of State of New Jersey income tax benefits. The Program requires that the Company maintain certain employment levels in New Jersey and that the proceeds from the sale of the tax benefits be spent in New Jersey. At December 31, 2001, the Company had net operating loss carryforwards of approximately $102,510,000 for New Jersey income tax purposes, which expire in varying amounts through 2008.

At December 31, 2001, the Company had net operating loss carryforwards of approximately $184,340,000 for United States Federal income tax purposes, which expire in varying amounts through 2021. The Company also has unused research and development tax credits of approximately $1,435,000 for United States Federal income tax purposes which expire in varying amounts through 2021. The timing and manner in which the United States Federal operating loss carryforwards and credits are utilized in any year by the Company may be limited by Internal Revenue Code Section 382.

At December 31, 2001, the Company had net operating loss carryforwards of approximately $1,031,000 for Ontario provincial tax purposes, which expire in 2006. The Company has unused Canadian and Ontario provincial research and development expense carryforwards of approximately $14,315,000 and $11,416,000, respectively, which have an unlimited life. Additionally, the Company has unused Canadian investment tax credits of approximately $2,734,000 which expire in varying amounts through 2011.

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company provides a valuation allowance against the net deferred tax assets due to the uncertainty of realization. The increase in the valuation allowance for the years ended December 31, 2001 and 2000 was approximately $7,958,000 and $4,303,000, respectively.

Temporary differences and carryforwards, which give rise to the deferred tax assets and liabilities at December 31, 2001 and 2000, are as follows:

In thousands of dollars	2001 Deferred Tax Assets (Liabilities)	2000 Deferred Tax Assets (Liabilities)
Net Operating Loss—United States	$ 62,652	$ 54,268
Net Operating Loss—Canada	3,166	3,168
Net Operating Loss—Province (Canada)	1,597	1,737
State Taxes	11,190	10,787
Deferred Revenue	1,892	3,740
Tax Credits—United States	1,435	1,463
Tax Credits—Canada	2,734	2,529
Intangibles	356	(58)
Depreciation—United States	(674)	(276)
Depreciation—Canada	512	158
Depreciation—Province (Canada)	468	218
Other	2,364	2,000
	87,692	79,734
Valuation Allowance—United States	(68,025)	(61,137)
Valuation Allowance—Canada	(6,412)	(5,855)
Valuation Allowance—Province (Canada)	(2,065)	(1,955)
Valuation Allowance—State	(11,190)	(10,787)
Total Net Deferred Taxes	$ —	$ —

Given that significant uncertainty exists regarding the realizability of the Company's deferred tax assets, a full valuation allowance is recorded.

13. Savings and Investment Retirement Plan

The Company has a defined contribution savings and investment retirement plan under section 401(k) of the Internal Revenue Code, as amended, whereby substantially all U.S. employees are eligible to participate, ("U.S. Plan"), and a deferred profit sharing plan for substantially all Canadian employees. In June 1999, the Company started to make matching cash contributions to these plans, and compensation expense in the amount of approximately $171,000, $103,000 and $101,000 was recorded for the years ended December 31, 2001, 2000 and 1999, respectively. The trustee for the U.S. Plan is Fidelity Management Trust Company, which is affiliated with a stockholder of the Company.

14. Commitments and Contingencies

The Company was a defendant in a case entitled Nova Biomedical Corporation, Plaintiff v. i-STAT Corporation, Defendant. The complaint, which was filed in the United States District Court for the District of Massachusetts on June 27, 1995, alleged infringement by the Company of Nova Biomedical Corporation's ("Nova") U.S. Patent No. 4,686,479 (the "Patent"). In February 1998, the Court entered summary judgment in favor of the Company on the issue of patent infringement. The plaintiff appealed the dismissal to the Federal Circuit. The Federal Circuit affirmed two of the grounds of the dismissal (proper interpretation of the Patent and that the Company does not literally infringe), but remanded the case to the District Court with instructions to reconsider whether the Company's device performs a certain measurement in a substantially equivalent way to a method covered by the Patent, and therefore infringes under the "doctrine of equivalents." A jury trial was scheduled for July 2001. Management concluded that the uncertainty inherent in any jury trial as well as the drain on the Company's resources merited a resolution of this lawsuit. Accordingly, on July 26, 2001 the Company entered into a license agreement and a settlement agreement under which the Company agreed to pay Nova $10.5 million, which was recorded as a charge in the second quarter of 2001. Pursuant to the agreements, $6.5 million was paid on July 26, 2001, a retroactive royalty of $0.5 million was paid on August 14, 2001 for the period of January 1, 2001 through June 30, 2001, and $3.5 million plus interest was due to be paid over one year in equal quarterly installments, pursuant to a secured promissory note. The promissory note was prepaid on August 3, 2001. The license agreement provides for the payment to Nova of a royalty equal to 4% of the invoice price of products sold in the United States after January 1, 2001, which products determine hematocrit levels according to any method used by the Company prior to December 31, 2000, as well as any method covered by the Patent. The royalties are payable through the life of the Patent (July 22, 2005). The Company has commercialized products that determine hematocrit levels using a method that was not used by the Company prior to December 31, 2000 and which the Company believes is not covered by the Patent. Consequently, the Company does not believe that it owes any additional royalties to Nova. On February 28, 2002, Nova filed a demand for arbitration claiming that the method by which the Company's products determine hematocrit are covered under the Patent and the license agreement. Nova is seeking royalties from July 1, 2001 to date. If the Company is unsuccessful in defending its position in the arbitration and does not develop new methods that do not utilize the covered technology, it may be forced to continue to pay royalties to Nova through the life of the Patent and approximately $0.6 million in respect of products sold through December 31, 2001. The Company plans to defend this matter vigorously.

The Company was a defendant in a case entitled Customedix Corporation, Plaintiff v. i-STAT Corporation, Defendant. The complaint, which was filed in the United States District Court for the District of Connecticut on December 26, 1996, alleged infringement by i-STAT of Customedix's U.S. Patent No. 4,342,964. The plaintiff sought injunctive relief and an accounting for i-STAT's profits and the damages to Customedix from such alleged infringement. The Company was prepared to contest the case vigorously, did not believe that it had infringed the Customedix patent and had obtained an opinion from recognized patent counsel to the effect that no infringement had occurred. However, management concluded that the uncertainty inherent in any litigation as well as the drain on management's time and the Company's resources merited an out-of-court resolution of this lawsuit. Accordingly, on June 14, 2000, the Company entered into a settlement agreement under which the Company paid the plaintiff $1.5 million and the plaintiff agreed to permanently withdraw the complaint and to release the Company from any and all claims of whatsoever nature that the plaintiff may have had against the Company, whether under the referenced Patent or otherwise. A charge in the amount of $1.5 million was recorded in the second quarter of 2000 in connection with the settlement of this litigation.

The Company and Abbott are in disagreement over the amount of money Abbott is entitled to for the sharing of certain cartridge production cost savings resulting from an increase in sales volume. This disputed item relates to different interpretations of certain terms of the Distribution Agreement between Abbott and the Company. If this disagreement is not resolved amicably, under the Agreement between the Company and Abbott it must be resolved through binding arbitration. Management of the Company believes that Abbott's position on this issue in dispute is without merit and that, in the event that this issue is resolved through arbitration, the Company will not incur any additional liability to Abbott. The disagreement regarding the sharing of certain cartridge production cost savings resulting from an increase in sales volume over the past three years is approximately $1.0 million at December 31, 2001, and if this matter is resolved in favor of Abbott, which management of the Company believes is unlikely, the Company's cost of goods sold would increase by up to the amount in dispute. All adjustments would be made when, and if, it is determined that an unfavorable outcome to the Company is probable.

15. Consolidation of Operations

In January 1998, the Company decided to consolidate all its cartridge assembly operations in its manufacturing facility in Ontario, Canada. In order to facilitate this move, the Company relocated its cartridge assembly operation from Plainsboro, New Jersey to its manufacturing facility in Ontario, Canada. The relocation of cartridge assembly commenced in June 1998, with the transfer of one assembly line to Canada, and the Company completed the relocation by April 1999. As a result of this consolidation of operations, 66 employees in the cartridge assembly operations were notified during the first quarter of 1998 that their employment would be terminated. The Company's lease for its instrument operations, engineering, customer support, selected research and development, marketing and administrative facility in Princeton, New Jersey, expired in September 1998. The Company relocated these activities to a 37,474 square foot leased facility in East Windsor, New Jersey. The product distribution operations formerly located in the Company's Plainsboro, New Jersey facility were relocated to the Company's East Windsor, New Jersey facility in early 1999. The charge to earnings in 1999 was $70,000.

16. Geographic Segment Data

The Company is engaged in the development, manufacturing and marketing of its proprietary blood analysis products in the health care sector. The Company's operations are classified into the following geographic areas:

In thousands of dollars	Year Ended December 31,		
	2001	2000	1999
Net revenues:			
United States	$ 44,123	$ 39,973	$ 31,437
Canada	238	302	271
Japan	6,248	6,621	4,610
Other International	8,223	8,141	8,907
Total	$ 58,832	$ 55,037	$ 45,225

In thousands of dollars	Year Ended December 31,	
	2001	2000
Long-lived assets:		
United States	$ 3,840	$ 3,991
Canada	13,074	15,646
Total	$ 16,914	$ 19,637

The Company's total net revenues from Abbott were approximately $49,600,000, $45,927,000 and $35,499,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

17. Quarterly Financial Information (unaudited)

2001 *In thousands of dollars, except share and per share data*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 12,328	$ 14,367	$ 14,586	$ 17,551
Operating loss	($4,129)	($14,410)	($2,798)	($3,819)
Net loss available to Common Stockholders	($3,826)	($14,222)	($5,228)[1,2]	($1,811)[1]
Basic and diluted net loss per share	($0.21)	($0.78)	($0.27)	($0.09)
Weighted average shares used in computing basic and diluted net loss per share available to Common Stockholders	18,232,494	18,305,715	19,306,880	19,822,672

2000 *In thousands of dollars, except share and per share data*	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 11,154	$ 14,809	$ 13,453	$ 15,621
Operating loss	($5,175)	($3,930)	($575)	($445)
Net income (loss)	($4,669)	($3,491)	($114)	$779
Basic and diluted net income (loss) per share	($0.29)	($0.19)	($0.01)	$0.04
Weighted average shares used in computing basic net income (loss) per share	15,871,683	18,004,095	18,060,265	18,104,346
Weighted average shares used in computing diluted net income (loss) per share	15,871,683	18,004,095	18,060,265	19,305,728

Basic and diluted net loss per common share amounts are calculated independently for each of the quarters presented. The sum of the quarters may not equal the full year basic and diluted net loss per common share amounts.

[1] Net loss available to Common Stockholders for the third quarter of 2001 includes a $1.8 million charge for accretion of the beneficial conversion feature related to the Series C Stock. This accretion was reversed in the fourth quarter of 2001 as a result of the redemption of all outstanding shares of Series C Stock. Thus, the fourth quarter of 2001 includes a benefit of $1.8 million related to this reversal.

[2] Net loss available to Common Stockholders and basic and diluted net loss per share amounts are $0.4 million and $0.02, respectively, greater than the amounts originally reported in the Company's Form 10-Q for the quarter ended September 30, 2001 because of additional accretion associated with financing costs allocated to the Series C Stock.

Market Information

The Company's Common Stock is traded on the Nasdaq National Market System ("Nasdaq") under the symbol "STAT". The following table sets forth for the periods indicated the range of high and low trading prices for the Company's Common Stock as reported on Nasdaq.

2001	High	Low
First Quarter	$ 26.44	$ 16.56
Second Quarter	$ 19.75	$ 12.90
Third Quarter	$ 14.74	$ 5.17
Fourth Quarter	$ 9.35	$ 5.25

2000	High	Low
First Quarter	$ 19.38	$ 11.63
Second Quarter	$ 18.69	$ 10.13
Third Quarter	$ 23.31	$ 16.63
Fourth Quarter	$ 26.50	$ 17.50

Holders

There were approximately 360 registered holders of the Company's Common Stock of record as of March 1, 2002.

Rights

On June 29, 1995, the Company declared a dividend distribution of rights (each, a "Right") to purchase a certain number of units at a price of $104.00, subject to adjustment. The Rights are deemed to attach to and trade together with the Common Stock. Each unit is equal to one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company. Rights are distributed in connection with issuances of shares of Common Stock. The Rights are not exercisable until the occurrence of certain events enumerated in the Stockholder Protection Agreement between the Company and First Union National Bank, the Company's Rights agent. Until a Right is exercised, no holder of Rights will have rights as a stockholder of the Company other than rights resulting from such holder's ownership of Common Stock, including, without limitation, the right to vote or to receive dividends. A description of the Rights is hereby incorporated by reference from the Company's Current Report on Form 8-K dated July 10, 1995, as amended.

Dividends

Except for the Rights, the Company has not declared or paid dividends on its Common Stock to date and intends to retain future earnings, if any, for use in its business for the foreseeable future. In addition, as a result of the Series D Stock financing described in greater detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company must have the consent of the holders of the Series D Stock before any dividend can be declared on the Common Stock.

Board of Directors

J. Robert Buchanan, M.D.
Chairman of the Board of Directors
i-STAT Corporation

Stephen D. Chubb
Chairman, Chief Executive Officer and Director
Matritech, Inc.

Sam H. Eletr, Ph.D.

Daniel R. Frank
Cerberus Capital Management, L.P.

William P. Moffitt
President and Chief Executive Officer

Lionel N. Sterling
President, Equity Resources, Inc.

Anne M. VanLent
Partner, Technology Compass Group

Corporate Officers

William P. Moffitt
President and Chief Executive Officer

Noah J. Kroloff
Vice President of International Sales and Marketing and Corporate Development

Roger J. Mason
Vice President of Finance,
Treasurer and Chief Financial Officer

Michael P. Zelin
Executive Vice President and
Chief Technology Officer

Registrar

First Union National Bank
Charlotte, North Carolina

Counsel

Paul, Hastings, Janofsky & Walker, LLP
Stamford, Connecticut

Independent Accountants

PricewaterhouseCoopers, LLP
Florham Park, New Jersey

Annual Report on Form 10-K

The Company's 2001 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to stockholders upon request, and available on the Company's world-wide Internet site located at www.i-stat.com.

To obtain a copy, please write to:

Investor Relations
i-STAT Corporation
104 Windsor Center Drive
East Windsor, NJ 08520
(609) 443-9300

Special Note on Forward-Looking Statements

All statements contained in this Annual Report other than statements of historical financial information, are forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than historical facts. Although the Company believes that its expectations are based on reasonable assumptions, the Company operates in a high technology, emerging market environment that involves significant risks and uncertainties which may cause actual results to vary from such forward-looking statements and to vary significantly from reporting period to reporting period. These risks include, among others, those listed in "Factors That May Affect Future Results," in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to update the results discussed herein as a result of changes in risks or operating results.

i-STAT Corporation
104 Windsor Center Drive
East Windsor, NJ 08520
609.443.9300

www.i-stat.com